Exhibit 99.1

QUIPT HOME MEDICAL CORP.

ANNUAL INFORMATION FORM

for the year ended September 30, 2021

December 29, 2021

TABLE OF CONTENTS

CAUTION REGARDING FORWARD-LOOKING STATEMENTS	1
CURRENCY	2
Trademarks and Trade Names	3
MARKET AND INDUSTRY DATA	3
CORPORATE STRUCTURE	3
Name, Address and Incorporation	3
Intercorporate Relationships	4

GENERAL DEVELOPMENT OF THE BUSINESS	5
Fiscal Year Ended September 30, 2019	5
Fiscal Year Ended September 30, 2020	6
Fiscal Year Ended September 30, 2021	6
Significant Acquisitions During 2021	8

DESCRIPTION OF THE BUSINESS	9
Company Overview	9
Business Objective	9
Key Performance Drivers	9
Subsidiaries	9
Cycles	11
Economic Dependence	12
Changes to Contracts	12
Employees	12
Foreign Operations	12

RISK FACTORS	12
DIVIDENDS	21
CAPITAL STRUCTURE	21
Common Shares	21
Equity Incentive Awards	22
Debentures	26

MARKET FOR SECURITIES	27
Trading Price and Volume	27
Prior Issuances of Unlisted Securities	28

ESCROWED SECURITIES AND SECURITIES SUBJECT TO CONTRACTUAL RESTRICTION ON TRANSFER	28
DIRECTORS AND OFFICERS	28
Name, Occupation and Security Holding (as of the date hereof)	28
Biographical Information	29
Cease Trade Orders, Bankruptcies, Penalties or Sanctions	31
Conflicts of Interest	31
Advance Notice Provisions	31

LEGAL PROCEEDINGS AND REGULATORY ACTIONS	32
Legal Proceedings	32
Regulatory Actions	32

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	32

TRANSFER AGENT AND REGISTRAR	32
MATERIAL CONTRACTS	33
INTERESTS OF EXPERTS	33
AUDIT COMMITTEE INFORMATION	33
Audit Committee Mandate	33
Composition of the Audit Committee	33
Relevant Education and Experience	33
External Auditor Matters	34

ADDITIONAL INFORMATION	35
Schedule ”A” Audit Committee Charter	36

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This Annual Information Form (“AIF”) contains certain “forward-looking information” within the meaning of Canadian securities legislation and “forward-looking statements” within the meaning of applicable securities legislation, including the United States Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking statements”). Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based upon the current beliefs, expectations, and assumptions regarding the future of its business, future plans and strategies, and other future conditions of Quipt Home Medical Corp. (the “Company” or “Quipt”). Forward-looking statements can be identified by the words such as “expect”, “likely”, “may”, “will”,, “would”, “could”, “should”, “continue”, “contemplate”, “intend”, or ”anticipate”, “believe”, “envision”, “estimate”, “expect”, “plan”, “predict”, “project”, “target”, “potential”, ”proposed”, “estimate” and other similar words, including negative and grammatical variations thereof, or statements that certain events or conditions “may” or “will” happen, or by discussions of strategy. Forward-looking statements include estimates, plans, expectations, opinions, forecasts, projections, targets, guidance, or other statements that are not statements of fact. Such forward-looking statements are made as of the date of this AIF.

Forward-looking statements in this AIF therein include, but are not limited to, statements with respect to: operating results; profitability;  financial condition and resources;  anticipated needs for working capital;  liquidity;  capital resources; capital expenditures; milestones; licensing milestones;  information with respect to future growth and growth strategies;  anticipated trends in the industry in with the Company operates;  the Company’s future financing plans;  timelines;  currency fluctuations;  government regulation;  unanticipated expenses;  commercial disputes or claims; limitations on insurance coverage;  availability and expectations regarding of cash flow to fund capital requirements; the product offerings of the Company; the competitive conditions of the industry; the competitive and business strategies of the Company; on-going implications of the novel coronavirus (“COVID-19”); statements relating to the business and future activities of, and developments related to, the Company, including such things as future business strategy, competitive strengths, goals, expansion and growth of the Company’s business, operations and plans; and other events or conditions that may occur in the future.

Forward-looking statements are based on the reasonable assumptions, estimates, analysis and opinions of the Company’s management made in light of its experience and its perception of trends, current conditions and expected developments, as well as other factors that management believes to be relevant and reasonable in the circumstances at the date that such statements are made, but which may prove to be incorrect. The Company believes that the assumptions and expectations reflected in such forward-looking statements are reasonable. The material factors and assumptions used to develop the forward-looking statements contained in this AIF, without limitation: the Company’s ability to successfully execute its growth strategies and business plan; the ability to successfully identify strategic acquisitions; the Company’s ability to realize anticipated benefits, synergies or generate revenue, profits or value from its recent acquisitions into existing operations; management’s perceptions of historical trends, current conditions and expected future developments; the ability of the Company to take market share from competitors; the Company’s ability to attract and retain skill staff; market conditions and competition; the products, services and technology offered by the Company’s competitors; the Company’s ability to generate cash flow from operations the Company’s ability to keep pace with changing regulatory requirements; ongoing ability to conduct business in the regulatory environments in which the Company operates and may operate in the future; that the Company’s ability to maintain strong business relationships with its suppliers, service provides and other third parties will be maintained; COVID-19 and recall related supply chain issues will be resolved within the near future; the Company’s ability to fulfill prescriptions for services and products;  the anticipated growth of the niche market of home equipment and monitoring; the anticipated increase in demand for various medical products and equipment; demand and interest in the Company’s products and services; the ability to deploy up front capital to purchase monitoring and treatment equipment; anticipated and unanticipated costs;  the timely receipt of any required regulatory authorizations, approvals, consents, permits and/or licenses; the general economic, financial market, regulatory and political conditions in which the Company operates and the absence of material adverse changes in the Company’s industry, regulatory environmental or the global economy; and other considerations that management believes to be appropriate in the circumstances.

Forward-looking statements speak only as at the date they are made and are based on information currently available and on the then current expectations. Readers are cautioned that forward-looking statements are not based on historical facts but instead are based on reasonable assumptions and estimates of management of the Company at the time they were provided or made and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, as applicable, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements, including, but not limited to, known and unknown risks, uncertainties, assumptions and other factors, including those listed under “Risk Factors”, which include: credit risks, market risks (including those related to equity, commodity, foreign exchange and interest rate markets), liquidity risks, operational risks (including those related to technology and infrastructure), and risks relating to reputation, insurance, strategy, regulatory matters, legal matters, environmental matters and capital adequacy. Examples of such risk factors include: the Company may be subject to significant capital requirements and operating risks; changes in law, the ability to implement business strategies, growth strategies and pursue business opportunities; state of the capital markets; the availability of funds and resources to pursue operations; decline of reimbursement rates; dependence on few payors; possible new drug discoveries; a novel business model; dependence on key suppliers; granting of permits and licenses in a highly regulated business; competition; difficulty integrating newly acquired businesses; low profit market segments; disruptions in or attacks (including cyber-attacks) on information technology, internet, network access or other voice or data communications systems or services; the evolution of various types of fraud or other criminal behaviour; the failure of third parties to comply with their obligations; the impact of new and changes to, or application of, current laws and regulations; the overall difficult litigation environment, including in the United States; risks related to infectious diseases, including the impacts of COVID-19; increased competition; changes in foreign currency rates; loss of foreign private issuer status; risks relating to the deterioration of global economic conditions; increased funding costs and market volatility due to market illiquidity and competition for funding; critical accounting estimates and changes to accounting standards, policies, and methods; and the occurrence of natural and unnatural catastrophic events and claims resulting from such events, as well as other general economic, market and business conditions, amongst others, as well as those risk factors described under the heading “Risk Factors” and elsewhere in this AIF and therein and as described from time to time in documents filed by the Company with Canadian securities regulatory authorities including, without limitation, Company’s audited annual financial statements and the Company’s management’s discussion and analysis (“MD&A”). Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. The Company provides no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.

Readers are cautioned that the above list of cautionary statements is not exhaustive. A number of factors could cause actual events, performance or results to differ materially from what is projected in forward-looking statements. The purpose of forward-looking statements is to provide the reader with a description of management’s expectations, and such forward-looking statements may not be appropriate for any other purpose. You should not place undue reliance on forward-looking statements contained in this AIF. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. The forward-looking statements contained in this AIF are expressly qualified in their entirety by this cautionary statement.

CURRENCY

Unless the context otherwise requires, all references to ”$”, “C$” or “dollars” mean references to the lawful money of Canada. All references to “US$” refer to United States dollars.

The following table sets forth (a) the rate of exchange for the Canadian dollar, expressed U.S. dollars, in effect for the periods indicated; and (b) the high and low exchange rates for the Canadian dollar, expressed in U.S. dollars, during the periods indicated, each based on the indicative rate of exchange as reported by the Bank of Canada for conversion of Canadian dollars into U.S. dollars.

	Year Ended September 30 C$ to US$
	2021	2020	2019
High	0.8306	0.7710	0.7811
Low	0.7491	0.6898	0.7330
Closing	0.7849	0.7497	0.7551

On September 29, 2021, the last business day quoted by the Bank of Canada during the financial year ended September 30, 2021, the daily exchange rate for the Canadian dollar in terms of United States dollars, as quoted by the Bank of Canada, was $1.00 = US$0.7849. On December 24, 2021, the last business day prior to the date of this AIF, the daily exchange rate for the Canadian dollar in terms of United States dollars, as quoted by the Bank of Canada, was $1.00 = US$0.7804.

Trademarks and Trade Names

This AIF includes references to the Company’s trademarks, including, without limitation, Quipt’s wordmark and service mark on the face hereof, which are protected under applicable intellectual property laws and are the Company’s property. The Company’s trademarks and trade names referred to herein may appear without the ® or ™ symbol, but references to the Company’s trademarks and trade names in the absence of such symbols are not intended to indicate, in any way, that the Company will not assert, to the fullest extent under applicable law, its rights to these trademarks and trade names. All other trademarks and trade names used herein are the property of their respective owners.

MARKET AND INDUSTRY DATA

Certain information in this AIF is obtained from third party sources, including public sources, and there can be no assurance as to the accuracy or completeness of such information. Although believed to be reliable, management of the Company has not independently verified any of the data from third party sources unless otherwise stated.

CORPORATE STRUCTURE

Name, Address and Incorporation

The Company was incorporated under the Business Corporations Act (Alberta) on March 5, 1997 under the name 730285 Alberta Inc. and changed its name to VF Capital Ltd. on June 19, 1997, and to Canadian Dental Partners Inc. on August 9, 1999, and to International Health Partners Inc. (“IHP”) on January 25, 2001. Pursuant to a reverse take-over transaction completed on June 1, 2010 by way of a three cornered amalgamation between 0871455 B.C. Ltd., PHM DME Healthcare Inc. (“PHM/DME”) and IHP (the “RTO Transaction”), IHP acquired all of the issued and outstanding shares in the capital of PHM/DME. IHP acquired all of the issued and outstanding shares of Stancap Holdings I Limited (“Stancap”) concurrent with the RTO Transaction (the “SHL Share Exchange”). Upon completion of the RTO Transaction and the SHL Share Exchange, on June 1, 2010, IHP changed its name to Patient Home Monitoring Corp. (“PHM”), as the Company was then called. Pursuant to a Certificate of Continuance filed on December 30, 2013, the Company changed its jurisdiction of governance by continuing from Alberta into British Columbia.

On December 21, 2017, concurrently, but not in connection with, the closing of the court approved plan of arrangement (the “Arrangement”) between the Company and Viemed Healthcare, Inc. (“Viemed”), the Company completed an amalgamation, by way of vertical short-form amalgamation under the Business Corporations Act (British Columbia) (the “BCBCA”), its wholly owned subsidiary, Stancap, (the “Amalgamation”). The Company is the continuing entity as a result of the Amalgamation and maintained its name as Patient Home Monitoring Corp. Pursuant to the Amalgamation, all of the issued and outstanding common shares of Stancap were cancelled, and the assets, obligations and liabilities of Stancap continued as the assets, obligations and liabilities of the Company. Where the term “Company” is used herein in the context of describing the Company’s assets and business, it may include its predecessor, PHM, prior to completion of the Amalgamation, as the context requires. When the term “Common Shares” is used herein, it may include the shares in the capital of the Company’s predecessor, PHM, prior to completion of the Amalgamation, as the context requires.

Trading of the consolidated shares of PHM upon completion of the RTO Transaction commenced on the TSX Venture Exchange (the “TSX-V”) on June 8, 2010 under the stock symbol “PHM”.

Following completion of the Arrangement, the shares of the Company commenced trading on the TSX-V on December 22, 2017 under the stock symbol “PHM”. Concurrent with the completion of the 2018 Consolidation (as defined below), the Company’s stock symbol was changed to “PTQ”.

On December 31, 2018, the Company effected a consolidation (the ”2018 Consolidation”) of the common shares in the capital of the Company (each, a “Common Share”) on the basis of one (1) post-2018 Consolidation Common Share for every five (5) pre-2018 Consolidation Common Shares.

On May 4, 2018, the Company changed its name from “Patient Home Monitoring Corp.” to “Protech Home Medical Corp.”

On May 13, 2021, the Company effected the consolidation of its Common Shares (the “2021 Consolidation”), on the basis of one (1) post-2021 Consolidation Common Share for every four (4) pre-2021 Consolidation Common Shares. In connection with the 2021 Consolidation, the Company changed its name to “Quipt Home Medical Corp.” and its ticker symbol on the TSX-V was changed from “PHM” to “QIPT”.

As at the date of this AIF, the Company’s Common Shares are listed for trading on the TSX-V under the symbol “QIPT”, and on NASDAQ Capital Market (“NASDAQ”) under the symbol “QIPT”.

The Company’s head office is located at 1019 Town Drive, Wilder, Kentucky 41076, and its registered office is located at 2800 Park Place, 666 Burrard Street, Vancouver, British Columbia V6C 2Z7.

Intercorporate Relationships

The following chart illustrates, as at the date of this AIF, the Corporation’s material subsidiaries, the percentage of voting securities of each that are held, directly or indirectly by the Company or its respective subsidiaries, and their respective jurisdiction of incorporation, continuance, formation, or organization, as applicable.

Subsidiary Name	Jurisdiction	Ownership
PHM Services Inc.	Delaware	100% Quipt
Patient Home Monitoring Inc.	Washington	100% PHM Services Inc.
PHM Logistics Corporation	Delaware	100% PHM Services Inc.
Acadia Medical Supply Inc.	Maine	100% PHM Logistics Corporation
Central Oxygen Inc.	Indiana	100% PHM Logistics Corporation
Cooley Medical Equipment Inc.	Kentucky/Virginia	100% PHM Logistics Corporation
Riverside Medical Inc.	Tennessee	100% PHM Logistics Corporation
Health Technology Resources LLC	Illinois	100% PHM Logistics Corporation
Resource Medical, Inc.	South Carolina	100% PHM Logistics Corporation
Resource Medical Group, LLC	South Carolina	100% PHM Logistics Corporation
Resource Medical Group of Charleston, LLC	South Carolina	100% PHM Logistics Corporation
Care Medical Partners LLC	Georgia	100% PHM Logistics Corporation
Care Medical of Athens, Inc.	Georgia	100% Care Medical Partners LLC
Care Medical of Atlanta, LLC	Georgia	100% Care Medical Partners LLC
Care Medical of Augusta, LLC	Georgia	100% Care Medical Partners LLC
Care Medical of Gainesville, LLC	Georgia	100% Care Medical Partners LLC
Care Medical of Savannah, LLC	Georgia	100% Care Medical Partners LLC
Black Bear Medical Group, Inc.	Maine	100% PHM Logistics Corporation
Black Bear Medical, Inc.	Maine	100% Black Bear Medical Group, Inc.
Coastal Med-Tech Corp.	Maine	100% Black Bear Medical Group, Inc.
Black Bear Medical NH, Inc.	Maine	100% Black Bear Medical Group, Inc.
West Home Health Care, Inc.	Virginia	100% PHM Logistics Corporation
Legacy Oxygen & Home Care Equipment, LLC	Kentucky	100% PHM Logistics Corporation
Patient Aids, Inc.	Kentucky	100% PHM Logistics Corporation
SleepWell, LLC	Georgia	100% PHM Logistics Corporation

Subsidiary Name	Jurisdiction	Ownership
Tuscan, Inc.	Ohio	100% PHM Logistics Corporation
Mayhugh’s Drugs Inc.	Florida	100% PHM Logistics Corporation
Oxygen Plus Inc.	California	100% PHM Logistics Corporation
Med Supply Center Inc.	Mississippi	100% PHM Logistics Corporation
Semo Drugs – Care Plus of MO, Inc.	Missouri	100% PHM Logistics Corporation
100 W. Commercial Street, LLC	Missouri	100% Semo Drugs – Care Plus of MO, Inc.
Medical West Healthcare Center, LLC	Missouri	100% PHM Logistics Corporation
Thrift Home Care, Inc.	Mississippi	100% PHM Logistics Corporation
Heckman Healthcare Service & Supplies Inc.	Illinois	100% PHM Logistics Corporation

GENERAL DEVELOPMENT OF THE BUSINESS

Fiscal Year Ended September 30, 2019

On November 2, 2018, the Company completed a bought deal private placement offering with Beacon Securities Limited (“Beacon”), whereby Beacon purchased 28,248,000 Common Shares of the Company at a price of $0.12 per Common Share (the “Issue Price”), for gross proceeds to the Company of $3,389,760, which included 3,248,000 Common Shares issued as a result of the partial exercise of the over-allotment option. The Company also completed a non-brokered private placement of Common Shares of the Company at the Issue Price with insiders for gross proceeds to the Company of $1,100,000.

In the first fiscal quarter of 2020, the period ending December 31, 2018, the Company completed the acquisitions of Riverside Medical, Inc. (“Riverside Medical”) and Central Oxygen, Inc. (“Central Oxygen”). Riverside Medical is a provider of superior home respiratory services and equipment throughout West Tennessee, Southern Middle Tennessee and Northern Mississippi. The Riverside Medical acquisition was the Company’s first entry into the State of Tennessee, which neighbors the Company’s two largest business units and gave it immediate access to the insurance contracts necessary to serve patients within the state. Central Oxygen is also focused on the respiratory business and is located in up-state Indiana. The acquisition allowed the Company to expand its current operations in Indiana from a geographic perspective and brought additional insurance contracts into the Company’s domain.

On March 7, 2019, he Company completed a bought deal private placement of 8.0% unsecured convertible debentures (the “2019 Debentures”), through a syndicate of underwriters led by Beacon, and including Canaccord Genuity Corp. (“Canaccord”) and Haywood Securities Inc., for gross proceeds to the Company of $15 million, including the full exercise of the underwriters’ option. The 2019 Debentures bear interest from the date of closing at a rate of 8.0% per annum, payable semi-annually in arrears on the last day of June and December in each year and will mature on March 7, 2024 (the “Maturity Date”). The principal amount of the 2019 Debentures are convertible into Common Shares at the option of the holder at any time prior to the close of business on the last business day immediately preceding the Maturity Date at a conversion price of $1.30 per Common Share, subject to certain acceleration provisions.

On April 30, 2019 the Company redeemed its 7.5% non-convertible unsecured subordinated debentures due December 31, 2019 (the “2014 Debentures”), representing a redemption in full of all of the currently outstanding 2014 Debentures.

On May 3, 2019, the Company discovered it was subject to a cyberscam breach of its email system. The unlawful intrusion into one employee’s account, led to fraudulent banking information being relayed regarding a planned wire transfer of $9.2 million toward the redemption of the Company’s 2014 Debentures. In early September, 2019, $8.6 million of the misappropriated funds pursuant to the cyberscam incident were returned to the Company by the bank of the perpetrator pursuant to a final Garnishee Order Absolute from a Court of Hong Kong.

In July 2019, the Company sold substantially all of the assets of its only non-core asset, wholly-owned Patient Home Monitoring, Inc. (“PHM Inc.”). The cash consideration at close was approximately $4.5 million. PHM Inc. accounted for less than 5% of total consolidated revenues and was no longer consistent with the corporate initiatives of the Company.

Fiscal Year Ended September 30, 2020

In October 2019, the Company completed the acquisition of Cooley Medical Equipment, Inc. (“CME”), a company based in Kentucky. CME is a leader and top provider of respiratory services in Eastern and Central Kentucky with six locations that, when combined with the Company’s current operations, will significantly expand the Company’s geographical footprint.

In December 2019, the Company completed the acquisition of Acadia Medical, Inc. (“AMI”), a company based in Maine. AMI is a leader and top provider of respiratory services in the State of Maine. It currently has four locations and will allow the Company to further expand its geographical footprint and provide a larger number of services in the State of Maine.

On April 20, 2020 the Company announced that it was approved for a $5.97 million loan under the Payroll Protection Program (“PPP”) administered by the U.S. Small Business Administration, that originated from the U.S. Coronavirus Aid, Relief and Economic Security (CARES) Act. The loan has a term of two years, is unsecured, and is guaranteed by the U.S. Small Business Administration. The loan bears interest at a fixed rate of 1.0 percent per annum with the first six months of interest deferred and will be forgiven if the loan proceeds are used by the Company to cover payroll costs (including benefits), rent and utilities during the eight-week period following the loan origination date. The Company expects to meet the requirements for full loan forgiveness. The forgiven amount is not included in taxable income.

On June 2, 2020, the Company commenced trading on the OTCQX® under the symbol “PTQQF”.

On June 29, 2020, the Company completed a bought deal prospectus offering of 25,001,000 units for an aggregate gross proceeds of $28,751,150, which included the exercise in full of the 15% over-allotment option. The syndicate of underwriters for the offering was co-led by Beacon Securities Limited (“Beacon”), as sole bookrunner, and Canaccord. The units under the Offering were offered and sold by way of a short form prospectus filed in British Columbia, Alberta and Ontario. The Company also completed its (i) brokered private placement of 1,750,000 units for additional gross proceeds of $2,012,500, which was conducted by a syndicate of agents co-led by Beacon, as sole bookrunner, and Canaccord; and (ii) its non-brokered private placement of 927,825 units for additional gross proceeds of $1,067,000, with Gregory Crawford, Chairman and CEO of the Company, and Mark Greenberg, a director of the Company. Each unit was comprised of one Common Share and one-half of one common share purchase warrant. Each whole warrant is exercisable to acquire one Common Share at an exercise price of $1.60 per share, subject to adjustment in certain events, until June 29, 2021.

On August 31, 2020, the Company complete the acquisition of Health Technology Resources, LLC (“HTR”), a leader in the respiratory home care services industry in the state of Illinois. HTR is also licensed in the state of Indiana and provides services to patients in Northwest Indiana. The Company acquired HTR for total cash consideration of approximately $5.4 million.

On September 21, 2020, the Company entered into an asset-based revolving credit facility (the “Credit Facility”) with CIT Bank, N.A. (“CIT”), pursuant to which CIT has agreed to advance up to US$20 million at a tiered rate. The Credit Facility has a four year maturity and may be extended pursuant to both parties agreement.

Fiscal Year Ended September 30, 2021

On October 23, 2020, the Company acquired Sleepwell, LLC (“Sleepwell”), a leader of sleep services in the State of Georgia. The Company acquired Sleepwell for a combination of cash and share consideration of approximately $9.3 million and $5.1 million, respectively.

On December 9, 2020, Dr. Kevin A. Carter joined the board of directors of the Company (the “Board”) as an independent director.

On January 13, 2021, the Company announced that it had applied to list its common shares on NASDAQ.

On February 2, 2021, the Company announced that it had acquired Mayhugh Drugs Inc. (“MME”), a leader in the respiratory home care services industry in Northern Florida. The Company acquired MME for total consideration of approximately $5.8 million.

On May 13, 2021, the Company changed its name from “Protech Home Medical Corp.” to “Quipt Home Medical Corp.” and effected the 2021 Consolidation. In connection with the 2021 Consolidation, the Company’s ticker symbol on the TSXV was changed from “PHM” to “QIPT”.

On May 14, 2021, the Company filed its Form 40-F Registration Statement (“Form 40-F”) with the United States Securities and Exchange Commission (the “SEC”). Following the effectiveness of the Form 40-F, Quipt became a reporting issuer in the United States, in addition to being a reporting issuer in Canada. A copy of the Form 40-F is available under the Company’s profile on each of EDGAR at www.sec.gov/edgar and SEDAR at www.sedar.com as well as the Company’s website located at www.quipthomemedical.com.

At the open of markets on May 27, 2021, the Common Shares began trading on NASDAQ under the ticker symbol “QIPT”.

On July 14, 2021, the Company announced that it had acquired three separate entities with combined operations in California, Missouri, Arkansas and Mississippi, in connection with its ongoing national expansion effort with the goal of economically growing its operating footprint to serve as a leader in respiratory homecare across the United States. Under the terms of the definitive purchase agreements, the Company acquired the three combined entities for total consideration of approximately US$4.0 million in cash. The Company intends to operate each of the newly acquired entities under the “Quipt” brand name post-integration.

On August 20, 2021, the Company acquired a business with operations in Missouri, which added three locations, 15,000 active patients, 1,500 unique referring physicians, and several important insurance contracts. The business acquired has a diverse payor mix and traditional durable medical equipment product mix. Under the terms of the definitive purchase agreement, the Company acquired the business for approximately US$2.3 million in cash.

Developments Subsequent to the Fiscal Year ended September 30, 2021

On October 1, 2021, the Company acquired a business with operations in Mississippi, which added two locations, over 4,000 active patients, more than 10,000 unique orders, 590 unique referring physicians, and several important insurance contracts. The business has a diverse payor mix and full suite of products with a focus on respiratory care, representing over 65% of the mix. Under the terms of the definitive purchase agreement, the Company acquired the business for approximately US$2.2 million in cash.

On November 1, 2021, the Company acquired a business with operations in Illinois, which added a strategic location servicing Central Illinois, a heavily weighted respiratory product mix, over 3,700 active patients, and important insurance contracts. The business has a diverse payor mix and full suite of products with a focus on respiratory care, representing over 85% of the mix. Under the terms of the definitive purchase agreement, the Company acquired the DME operation of the business for approximately US$1.7 million in cash, and the real estate for US$0.5 million.

On November 12, 2021, the Company filed and obtained a receipt for its final short form base shelf prospectus (the “Final Shelf Prospectus”) with the securities commissions in each of the provinces and territories of Canada, and a corresponding registration statement on Form F-10 (the “Registration Statement”) with the SEC under the U.S./Canada Multijurisdictional Disclosure System. The Final Shelf Prospectus and corresponding Registration Statement will allow Quipt to undertake offerings of common shares, preferred shares, debt securities, warrants, subscription receipts and units (collectively, the “Securities”), or any combination thereof, up to an aggregate total of $200,000,000 from time to time during the 25-month period that the Final Shelf Prospectus remains effective. The Securities may be offered in amounts, at prices and on terms to be determined at the time of sale and, subject to applicable regulations, may include “at-the-market” transactions, public offerings or strategic investments. The specific terms of any offering of Securities, including the use of proceeds from any offering, will be set forth in one or more shelf prospectus supplement(s) to be filed with applicable securities regulators. Among other potential uses, the Company may use the net proceeds from the sale of Securities for general corporate purposes, including funding ongoing operations and/or working capital requirements, to repay indebtedness outstanding from time to time, and to fund capital projects and potential future acquisitions.  As at the date hereof, the Company anticipates using the net proceeds to the Company from any offering of Securities primarily to fund its previously announced acquisition strategy.  One or more securityholders of the Company may also offer and sell Securities under the Final Shelf Prospectus and Registration Statement, as applicable, although the Company will not receive any proceeds from any sale of any Securities by any selling securityholder(s).

On November 16, 2021, the Company entered into a non-binding letter of intent to acquire an arm’s length private respiratory care company in the Midwestern United States. Closing of the acquisition is subject to final due diligence, final negotiation and execution of a definitive purchase agreement, all closing conditions being satisfied or waived and all necessary approvals and is expected to occur within 60 days of entering into the letter of intent. The target has a heavily weighted respiratory product mix, and several difficult to obtain insurance contracts and would be expected to enhance the Company’s presence in the Midwest with a new location, covering an entire service area of a major metro hub.

On November 17, 2021, the Company acquired a privately held biomedical services company, with operations in the Southeastern United States for consideration of approximately US$700,000 in cash. The acquisition provides the Company a synergistic opportunity to expand into a brand-new service line of biomedical repair services for respiratory equipment including preventative maintenance. The acquisition services a wide range of respiratory products including ventilators, oxygen devices, CPAP/bilevel devices and more, which includes devices from both the acute and non-acute settings from within the home and hospital environments.

On November 22, 2021, the Company entered into a non-binding letter of intent to acquire an arm’s length private respiratory care company servicing seven states throughout the U.S. The target specializes in providing high-quality, comprehensive respiratory care to patients in the long-term care setting including ventilator management, equipment, oxygen and providing supplies. The target represents a potential new vertical of business for the Company, which has the potential to leverage the Company’s clinical respiratory care platform serving patients in the home, into the long-term care setting. According to the letter of intent, the Company expects to close the acquisition for US$5,000,000, plus a US$500,000 earn out based on certain revenue targets, payable in cash. Closing of the proposed acquisition is subject to final due diligence, final negotiation, and execution of a definitive purchase agreement, all closing conditions being satisfied or waived and all necessary approvals and is expected to occur within 90 days of entering into the letter of intent.

On December 16, 2021, the Company announced that it anticipated that it would miss the deadline of December 29, 2021 to file is audited annual financial statements and management discussion & analysis for the financial years ended September 30, 2021 and 2020, and the CEO and CFO certificates, all as required by National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”) (collectively, the “Documents”). The delay is due, in part, to the accelerated deadline for the Company to complete the Documents as a result of its listing its Common Shares for trading on NASDAQ and the expedited basis in which the Company’s auditors had to complete the audit. Accordingly, the Company informed the British Columbia Securities Commission (“BCSC”) of its anticipated delay in filing the Documents and applied to the BCSC pursuant to Part 4 of National Policy 12-203 – Management Cease Trade Orders for a Management Cease Trade Order (“MCTO”) pending the filing of the Documents, which MCTO, if granted, will prohibit the Company’s management from trading in the securities of the Company until such time as the Documents are filed. As of the date of this AIF, no decision has yet been made by the BCSC on this application.

Significant Acquisitions During 2021

During 2021 the Company did not complete any significant acquisitions during its most recently completed financial year for which disclosure is required under Part 8 of NI 51-102.

DESCRIPTION OF THE BUSINESS

Company Overview

The Company’s main revenue source is in providing in-home medical equipment and supplies, providing respiratory and durable medical equipment, to patients in the United States.  The Company has physical operations in many states within the United States.

Business Objective

The Company, through its subsidiaries, provides in-home medical equipment and supplies, durable medical equipment, to patients in the United States. The Company seeks to continue to expand its offerings to include the management of several chronic disease states focusing on patients with heart or pulmonary disease, sleep apnea, reduced mobility and other chronic health conditions requiring home-based services in the United States. The initial service line includes providing in-home equipment, supplies and services to patients in the United States. The primary business objective of the Company is to create shareholder value by continuing to offer a broader range of services to patients in need of in-home equipment and chronic disease management, as well as acquiring other companies operating in the United States healthcare service and product sectors. The Company’s organic growth strategy is aggregate patients in existing or complimentary markets, through both acquisitions and taking market share directly from competitors, as well as its technology investment plans, whereby the Company plans to leverage technology to increase patient compliance by making ongoing training and patient follow up easier on the patient and improve the speed and ease of equipment and device delivery and set-up.

Key Performance Drivers

The Company’s revenue lines are based on fulfilling prescriptions for services and products for patients that suffer from chronic illness. The growing niche market of home equipment and monitoring provides significant opportunity to garner market share and may require the ongoing deployment of up-front capital to purchase monitoring and treatment equipment. The Company believes that it is well positioned to acquire the equipment necessary to grow its annuity stream businesses.

Subsidiaries

The principal business and operations of each of the Company’s material subsidiaries is discussed below.

Resource Medical Group, LLC and Resource Medical Group of Charleston, LLC

Resource Medical Group, LLC and Resource Medical Group of Charleston, LLC (collectively, “Resource Medical”) are South Carolina limited liability companies, acquired by the Company in January 2014, which offer an array of durable medical equipment focused on pulmonary disease services, home-based sleep apnea and chronic obstructive pulmonary disease treatments, as well as home-based healthcare logistics and services.

Resource Medical have a strong presence in South Carolina and an expansive product offering, including the following: bariatric equipment, bathroom safety products, Bi-level PAP (bilevel positive airway pressure), canes/crutches, continuous positive airway pressure (“CPAP”) and CPAP masks and accessories, hospital beds, humidifiers, nebulizer and compressors, oxygen concentrator, patient lifts, walkers, wheelchairs, and products for wound care. The demand for these items is expected to grow as the United States population continues to age and chronic diseases among those aged 65 and over continue to increase.

Care Medical Partners LLC

Care Medical Partners LLC (“CMP”), which was acquired by the Company in June 2014 and consists of Care Medical of Athens, Inc., Care Medical Atlanta, LLC, Care Medical of Augusta, LLC, Care Medical of Gainesville, LLC, and Care Medical Savannah, LLC, focuses on CPAP and sleep apnea equipment and supplies, mobility equipment, oxygen and other related equipment and medical supplies. Licensed to do business in Georgia and South Carolina and located throughout Georgia, CMP has added to the Company’s product and service line in a key location, increasing access to patients. Providing both home and hospital delivery, CMP provides medical supplies, medical equipment in addition to mobility equipment and respiratory equipment.

Black Bear Medical, Inc., Black Bear Medical North, Inc. and Black Bear Medical NH, Inc.

Black Bear Medical Group, Inc. was acquired by the Company in January 2015, which consists of Black Bear Medical, Inc., Costal Med-Tech Corp. and Black Bear Medical NH, Inc. (collectively, “BBM”), being entities licensed to do business in Maine and New Hampshire. BBM specializes in home-based healthcare services, including mobility solutions, and other durable medical equipment. These entities have widened the Company’s reach to upper east coast patients in Maine and New Hampshire, strengthening its geographic presence and increasing its offerings.

Legacy Oxygen & Home Care Equipment, LLC

The Company acquired Legacy Oxygen & Home Care Equipment, LLC, a regionally focused company, licensed to do business in Kentucky and Tennessee in May 2015. The company offers home-based medical equipment and services for patients with chronic pulmonary conditions across multiple locations in Kentucky.

Patient-Aids, Inc.

The Company acquired Patient-Aids, Inc. (“Patient-Aids”), a high growth, high margin, and profitable Ohio-based company focused on providing home-based healthcare services. Patient-Aids has, since 1982, been a dominant business in their region being licensed to do business in Ohio, Kentucky, and Indiana. Its product lines and services focus on treating patients with chronic power mobility conditions, respiratory conditions, and patients requiring traditional durable medical home-based equipment.

Cooley Medical Equipment, Inc.

CME is a participating Medicare provider that provides (i) nebulizers, oxygen concentrators, and CPAP and BiPAP units, (ii) traditional and non-traditional durable medical respiratory equipment and services, and (iii) non-invasive ventilation equipment, supplies and services. CME presently has six locations based in Eastern and Central Kentucky and Virginia. CME is considered one of Kentucky’s largest home medical equipment and medical service providers.

Sleepwell, LLC

Sleepwell is a participating Medicare provider that primarily provides sleep-related products and services such as PAP units, supplies, and services. Sleepwell is a leader in sleep services in the State of Georgia, with significant penetration in the Southeastern corridor of the region. In addition to Georgia, Sleepwell also provides sleep services to patients in Dayton, Ohio, which is Sleepwell’s wholly-owned subsidiary, Tuscan, Inc., dba Halsom Home Care.

Mayhugh Drugs Inc.

MME was established on January 1, 1972 in State of Florida. The company also distributes home durable medical equipment, CPAP machines, oxygen generators/concentrators, wheelchairs, home hospital beds, and other ancillary home medical equipment.

Specialized Skills and Knowledge

The Company employs a team of respiratory therapists to provide the services enumerated above. Each respiratory therapist is required to be state licensed, either as a Registered Respiratory Therapist and/or Certified Respiratory Therapist. The Company encourages and reimburse its respiratory therapists for pursuing the additional certification level of COPD Educator, which enhances the work that may be done with patients in and out of the hospital environment. Its clinical team manages patients that use its services that range from nebulizers to invasive ventilation.

The Company also employs a team of Assistive Technology Professionals (“ATP”) who provide customized mobility and bath safety equipment for patients. Its ATPs are certified through NRRTS (National Registry of Rehabilitation Technology Suppliers) and RESNA (Rehabilitation Engineering and Assistive Technology Society of North America). Part of the ATP team has gone further in their education to receive certifications that allow them to specialize in areas within complex rehabilitation.

The Company’s employees receive ongoing training that relates to the healthcare delivery system allowing the employees to have a complete understanding of the services that the Company provides to its patients.

Competitive Conditions

The Company has physical operations in 15 states. The Company participates in a highly competitive market, which may become more competitive as new players enter. Certain competitors have vertically integrated manufacturing and services sectors of the market. While most of the DME distributor industry is fragmented into small regional players, there are some noteworthy companies that have an acquisitive strategy similar to the Company. Within these markets the nationally based companies such as Lincare, Apria, Rotech, Adapt Healthcare and Aerocare are the competitors that the Company faces more consistently.

New Products

The Company plans to expand service lines across each of its subsidiaries that does not have a complete service offering found in other subsidiaries. As an example, BBM does not currently offer any respiratory services but it does have the necessary certifications and/or state licensing to provide such services. The objective would allow BBM to provide these services to the same patient population that they currently serve for mobility care, but who must go to another equipment provider to secure their respiratory needs.

The Company plans to investigate and consider additional services that would complement the services already offered by its subsidiaries that would serve the current patient population and/or help the Company break into new segments of the regional populations it covers.

Components

The Company has strong relationships with its suppliers and has gained a lot of purchasing power as a result of being a member of two purchasing groups (VGM and The MedGroup) that help secure very competitive pricing. It has quarterly business reviews with its top vendors and is an early adopter of their new product introductions. There are few manufacturers of equipment which can be used at home. The emerging nature of the market presents risks that vendors may not be able to provide equipment to satisfy demand. The Company participates in test pilots that help it understand what new technologies are available and will continue to do so to identify steps it may need to take to be the industry leader.

Cycles

The calendar year is influential throughout the American health system due to the need for most patients to meet their deductibles as part of their insurance plans. These deductibles are generally met in the second half of the year, unless there is an immediate need for the treatment prescribed.

The industry is also influenced by weather changes or events. When the weather turns cold, more respiratory needs are experienced. If significant weather events occur (such as hurricanes, massive tornadoes, etc.), it leads to a demand for replacement equipment. Unique situations can arise from a business unit branch. Two such examples come from the Company’s Prothrombin Time International Normalized Ratio (“PTINR”) business and BBM.

The Company’s fiscal Q1 tends to see a decrease in enrollments due to weather, office closings and holiday hours providing fewer opportunities to train patients. The demand is constant for testing; the availability of training of patients is impacted as described.

With complex rehabilitation, BBM typically sees the best reimbursement from September to February largely due to the involvement of school therapists and physician practices as their patient base expands with the beginning of the school year.

Economic Dependence

The Company earns revenues by seeking reimbursement from Medicare and private health insurance companies, with the Medicare program of the United States government being the primary entity making payments. If the Medicare program were to slow payments of the Company receivables for any reason, the Company would be adversely impacted.

Changes to Contracts

The Centers for Medicare & Medicaid Services (“CMS”) policies of health insurance for Medicare in the United States may affect the amount of revenue the Company receives.

Employees

As at September 30, 2021, the Company had a total of 623 employees. In addition, the Company has staff augmentation arrangements with global partners.

Foreign Operations

As at the date hereof, the Company conducts all of its operations through its subsidiaries, which operate exclusively in the United States and together have a service coverage area of 15 states.

RISK FACTORS

The following major risk factors should be given special consideration when evaluating trends, risks and uncertainties relating to the Company’s business. Any of the following risk factors could cause circumstances to differ materially from those described in forward-looking statements relating to the Company and could have a material adverse effect upon the Company, its business and future prospects. Although the following are major risk factors identified by management, they do not comprise a definitive list of all risk factors related to the Company.

Some of the risk factors described herein are interrelated and, consequently, investors should treat such risk factors as a whole. If any event arising from these risks occurs, the Company’s business, prospects, financial condition, results of operations and cash flows could be materially adversely affected. In addition, other risks and uncertainties not presently known by management could impair the Company and its business in the future. Additional risks and uncertainties of which the Company is currently unaware or that are unknown or that the Company currently deems to be immaterial could have a material adverse effect on the business, financial condition and results of operation of the Company. The Company cannot provide any assurance that it will successfully address any or all of these risks.

This AIF also contains forward-looking statements that involve risks and uncertainties. The Company’s actual results could differ materially from those anticipated in forward-looking statements as a result of a number of factors. See also the section titled “Caution Regarding Forward-Looking Statements”.

Market Price of the Common Shares

The Common Shares are currently listed and posted for trading on the TSXV and NASDAQ. Securities of small-cap and healthcare companies have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved. These factors include macroeconomic developments in North America and globally, and market perceptions of the attractiveness of particular industries. The price of the Common Shares is also likely to be significantly affected by short-term changes in cost of goods, or in financial condition or results of operations of the Company. Other factors unrelated to the performance of the Company that may have an effect on the price of the Common Shares include the following: the extent of analytical coverage available to investors concerning the business of the Company may be limited if investment banks with research capabilities do not follow the Company’s securities; lessening in trading volume and general market interest in the Company’s securities may affect an investor’s ability to trade significant numbers of the Common Shares; the size of the Company’s public float may limit the ability of some institutions to invest in the Company’s securities; a substantial decline in the price of the Common Shares that persists for a significant period of time could cause the Company’s securities, if listed on an exchange, to be delisted from such exchange, further reducing market liquidity; adverse changes in general market or industry conditions or economic trends; the COVID-19 pandemic, or a variety of other factors.

As a result of any of these factors, the market price of the Common Shares at any given point in time may not accurately reflect the long-term value of the Company. Securities class-action litigation often has been brought against companies following periods of volatility in the market price of their securities. The Company may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management’s attention and resources.

Future Sales of Shares by Shareholders

Sales of a large number of the Common Shares in the public markets, or the potential for such sales, could decrease the trading price of the Common Shares and could impair the Company’s ability to raise capital through future sales of the Common Shares. The Company cannot predict the effect that future sales of Common Shares or other equity-related securities would have on the market price of the Common Shares. The price of the Common Shares could be affected by possible sales of the Common Shares by hedging or arbitrage trading activity. If the Company raises additional funding by issuing additional equity securities, such financing may substantially dilute the interests of shareholders of the Company and reduce the value of their investment.

Dilution

The Company may require additional funds in respect of the further development of the Company’s business. If the Company raises funds by issuing additional equity securities, such financing will dilute the equity interests of its shareholders.

Global financial conditions can reduce share prices and limit access to financing

The economic viability of the Company’s business plan is impacted by the Company’s ability to obtain financing. Global economic conditions impact the general availability of financing through public and private debt and equity markets, as well as through other avenues.

Significant political, market and economic events may have wide-reaching effects and, to the extent they are not accurately anticipated or priced into markets, may result in sudden periods of market volatility and correction. Periods of market volatility and correction may have an adverse impact on economic growth and outlook, as well as lending and capital markets activity, all of which may impact the Company’s ability to secure adequate financing on favourable terms, or at all.

Furthermore, general market, political and economic conditions, including, for example, inflation, interest and currency exchange rates, political developments, legislative or regulatory changes, social or labour unrest and stock market trends will affect the Company’s operating environment and its operating costs, profit margins and share price. Uncertainty or adverse changes relating to government regulation, economic and foreign policy matters, and other world events have the potential to adversely affect the performance of and outlook for the Canadian and global economies, which in turn may affect the ability of the Company to access financing on favourable terms or at all. For example, recent uncertainty regarding Canada’s ability to access North American markets via the North American Free Trade Agreement and increased levels of turmoil in certain geopolitical hotspots have the potential to increase uncertainty and volatility in Canadian and global markets, respectively. The occurrence of negative sentiment or events in the Canadian and broader global economy could have a material adverse effect on the Company’s business, financial condition, results of operations, cash flows or prospects.

Limited History of Operations

The Company has a relatively limited history of operations. There can be no assurance that the business of the Company and/or its subsidiaries will be successful and generate, or maintain, any profit.

Novel Business Model

Home monitoring of patients is a relatively new business, making it difficult to predict market acceptance, development, expansion and direction. The home monitoring services to be provided by the Company represent a relatively new development in the United States healthcare industry. Accordingly, adoption by patients and physicians can require education, which can result in a lengthy sales cycle. The market may take time to develop. Physicians and/or patients may be slow to adopt new methods. The development of the Company’s home monitoring business is dependent on a number of factors. These factors include: the Company’s ability to differentiate the Company’s services from those of the Company’s competitors; the extent and timing of the acceptance of the Company’s services as a replacement for, or supplement to, traditional methods of servicing and monitoring patients; the effectiveness of the Company’s sales and marketing and engagement efforts with customers and their health plan participants; the Company’s ability to provide quality customer service, as perceived by patients and physicians.

Because the monitoring business is evolving, the Company may not be able to anticipate and adapt to the developing market. Moreover, the Company cannot predict with certainty the future growth rate or the ultimate size of the market.

Reimbursement Rates May Decline

Reimbursement for services to be provided by the Company come primarily from Medicare and private health insurance companies. The reimbursement rates offered are outside the control of the Company. Reimbursement rates in this area, and much of the United States health care market in general, have been subject to continual reductions as health insurers and governmental entities attempt to control health care costs. The extent and timing of any reduction in reimbursement rates cannot be predicted by the Company.

Reductions in reimbursement rates can have a material impact on the profitability of the Company’s operations. A reduction in reimbursement may be unrelated to any concurrent decline in the cost of operations, thereby resulting in reduced profitability. The Company’s costs of operations could increase, but the cost increases may not be passed on to customers because reimbursement rates are set without regard to the cost of service.

Loss of Competitive Bids

On the reimbursement front, the CMS oversees a competitive bidding program covering durable medical equipment (“DME”), the process in which a Medicare supplier provides DME products to Medicare beneficiaries. Pursuant to the CMS, beginning in 2021, a new competitive bidding process known as Round 2021 will be launched by the CMS, covering contracts running from January 1, 2021 to December 31, 2023. It is possible that the Company may not be selected in some or all the Competitive Bidding Area (“CBA”) that is has bid for. It is also possible that the Company may not be selected for some or all of the product categories that it has bid more. Non-selection for CBA and/or product category may result in loss of revenue and referral sources.

Dependence Upon Relationships with Key Suppliers

There are few manufacturers of equipment which can be used for home use of patients. There is the possibility that a new meter will encounter difficulties or “bugs” when first sent to market, and that initial technical support costs may be higher than for more well-established meters. Even if the Company switches to other competing meters, they may also encounter technical difficulties or regulatory issues. The emerging nature of the market presents risks that suppliers may not be able to provide equipment to satisfy demand. Demand may outstrip supply, leading to equipment shortages. Conversely, incorrect demand forecasting could lead to excess inventory. The industry is subject to a high level of regulatory scrutiny, and government or manufacturer recalls could adversely affect the Company’s ability to provide services and achieve revenue targets.

Inadequate supply could impair the Company’s ability to attract new business and could create upward pricing pressure on equipment and supplies, adversely affecting margins for the Company. Several equipment manufacturers are pursuing a strategy of vertical integration, and should the Company ever need to order equipment from those manufacturers, such equipment may not be available on favourable terms.

Reliance Upon Few Payers

The Company earns revenues by seeking reimbursement from Medicare and private health insurance companies, with the Medicare program of the United States government being the primary entity making payments. If the Medicare program were to slow payments of the Company receivables for any reason, the Company would be adversely impacted. In addition, both governmental and private health insurance companies may seek ways to avoid or delay reimbursement, which could adversely affect cash flow and revenues for the Company.

Government Regulation

Some operations of the Company require certain licences and permits from the authorities in the United States. The ability of the Company and its subsidiaries to obtain, sustain or renew any such licences and permits on acceptable terms is subject to changes in regulations and policies and to the discretion of the applicable authorities or other governmental agencies. There is no guarantee that the Company will meet these conditions.

The Company is subject to regulation from United States federal and state authorities. Regulatory action could disrupt the Company’s ability to provide services. Such regulatory action could come in the form of actions against manufacturers, unrelated to the Company’s conduct, or actions based upon the Company’s operation. Regulatory action could prevent or delay reimbursement for certain services.

There could also be legislative action that could adversely affect the Company’s business model, including, without limitation: a decision by the United States government to become the exclusive provider of health care services at some time in the future; changes in United States federal or state laws, rules, and regulations, including those governing the corporate practice of medicine, and fee splitting; and changes in the United States Anti-Kickback Statute and Stark Law and/or similar state laws, rules, and regulations. Conversely, budgetary problems in the United States could lead to reduced funding, substantial modification, or elimination of Medicare programs, which would end reimbursement for many patients. There can be no assurance that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail the business of the Company. Amendments to current laws and regulations could have a substantial adverse impact on the Company.

CMS policies of health insurance for Medicare in the United States may affect the amount of revenue the Company receives. The Company is subject to risk that reimbursement rates for its services from both federal and private payers will decline over time. Reimbursement from federal programs is subject to constant regulatory review and increasing audits by federal authorities, the effect of which may be to increase costs of service and delay or affect reimbursement, which could negatively impact cash flow and/or revenue. Audits may be costly and time consuming, and could delay cash flow, even if the Company acted properly in all respects.

The policies of health insurance carriers in the United States may affect the amount of revenue the Company receives.

Highly Competitive Market

The industry in which the Company operations is a highly competitive market and may become more competitive as new players enter. Certain competitors will be subsidiaries or divisions of larger, much better capitalized companies. Certain competitors will have vertically integrated manufacturing and services sectors of the market. The Company may have less capital and may encounter greater operational challenges in serving the market. Better capitalized competitors may also be expected to borrow money or raise debt to purchase equipment more easily than the Company.

Low Profit Market Segments

Where the Company provides services to a patient who does not use provide rental equipment often or for an extended period of time, profitability may be unlikely in respect of that patient. In these cases, the Company may not have a rental equipment with the patient long enough to recoup costs. Where the Company owns the rental equipment, the failure of the patient to return the equipment to the Company may impact profitability. Legal costs of bringing an action to obtain return of a equipment may exceed the value of the equipment, leading to losses with certain patient populations even under a favourable reimbursement environment.

Foreign Subsidiaries

The Company conducts all its operations through its United States subsidiaries. Therefore, to the extent of these holdings, the Company (directly and indirectly) is dependent on the cash flows of these subsidiaries to meet its obligations. The ability of such subsidiaries to make payments to their parent companies may be constrained by the following factors: the level of taxation, particularly corporate profits and withholding taxes, in the jurisdiction in which each subsidiary operates; and the introduction of exchange controls or repatriation restrictions or the availability of hard currency to be repatriated.

Attraction and Retention of Key Personnel Including Directors

The Company has a small management team and the loss of a key individual or inability to attract suitably qualified staff could have a material adverse impact on the business of the Company. The Company may also encounter difficulties in obtaining and maintaining suitably qualified staff. The success of the Company depends on the ability of management to interpret market data correctly and to interpret and respond to economic, market and other conditions in order to locate and adopt appropriate opportunities. No assurance can be given that individuals with the required skills will continue employment with the Company or that replacement personnel with comparable skills can be found. The Company is dependent on the services of key executives, including the Board and a small number of highly skilled and experienced executives and personnel. Due to the relatively small size of the Company, the loss of these persons or the Company’s inability to attract and retain additional highly skilled employees may adversely affect its business and future operations.

Growth Management

The Company may have difficulty identifying or acquiring suitable acquisition targets and maintaining the organic growth which is a significant aspect of its business model. If it is unable to manage growth, the Company may be unable to achieve its expansion strategy, which could adversely impact its earnings per share and its revenue and profits.

Dividends

The Company has never declared or paid any dividends on its Common Shares. The Company intends, for the foreseeable future, to retain tis future earnings, if any, to finance the Company’s business activities. The payment of future dividends, if any, will be reviewed periodically by the Board and will depend upon, among other things, conditions then existing including earnings, financial conditions, cash on hand, financial requirements to fund business activities, development and growth, and other factors that the Board may consider appropriate in the circumstances.

Discretion in the Use of Available Funds

Management has broad discretion concerning the use of the Company’s available funds as well as the timing of expenditures. As a result, shareholders and investors will be relying on the judgment of management for the application of the available funds of the Company. Management may use the available funds in ways that an investor may not consider desirable. The results and the effectiveness of the application of the available funds are uncertain. If the available funds are not applied effectively, the Company’s results of operations may suffer.

Potential Conflicts of Interest

There are potential conflicts of interest to which some of the directors and officers of the Company may be subject in connection with the operations of the Company and situations may arise where the directors and officers may be in direct competition with the Company. Conflicts of interest, if any, which arise may be subject to and be governed by procedures prescribed by the BCBCA which require a director or officer of a corporation who is a party to or is a director or an officer of or has a material interest in any person who is a party to a material contract or proposed material contract with the Company to disclose his interest and to refrain from voting on any matter in respect of such contract unless otherwise permitted under the BCBCA. Any decision made by any of such directors and officers involving the Company should be made in accordance with their duties and obligations to deal fairly and in good faith with a view to the best interests of the Company and its shareholders.

Insurance and Uninsured Risks

The Company’s business is subject to a number of risks and hazards generally, including general liability. Such occurrences could result in damage to property, inventory, facilities, personal injury or death, damage to the properties of the Company, or the properties of others, monetary losses, and possible legal liability.

The Company may be subject to product liability and medical malpractice claims, which may adversely affect its operations. The industry in which the Company operates is highly regulated, and it may be subject to regulatory scrutiny for violations of regulations and laws. The Company could be adversely affected by the time and cost involved with regulatory investigations even if it has operated in compliance with all laws. Investigations could also adversely affect the timely payment of receivables.

Although the Company maintains insurance to protect against certain risks in such amounts as it considers to be reasonable, its insurance will not cover all the potential risks associated with its operations. The Company may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. The Company might also become subject to liability which may not be insured against or which the Company may elect not to insure against because of premium costs or other reasons. Losses from these events may cause the Company to incur significant costs that could have a material adverse effect upon its financial performance and results of operations.

Additional Capital

The development and the business (including acquisitions) of the Company may require additional financing, which may involve high transaction costs, dilution to shareholders, high interest rates or unfavorable terms and conditions. Failure to obtain sufficient financing may result in the delay or indefinite postponement of its business plans. The initial primary source of funding available to the Company consists of equity financing. There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, the terms of such financing will be favourable to the Company.

Loss of Foreign Private Issuer Status

The Company may lose its foreign private issuer status in the future, which could result in significant additional costs and expenses. As a foreign private issuer, as defined in Rule 3b-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Company is currently exempt from certain of the provisions of the U.S. federal securities laws. For example, an issuer with total assets in excess of US$10 million and whose outstanding equity securities are held by 2,000 or more persons, or 500 or more persons who are not “accredited investors”, must register such securities as a class under the Exchange Act. However, as a foreign private issuer subject to Canadian continuous disclosure requirements, the Company may claim the exemption from registration under the Exchange Act provided by Rule 12g3-2(b) thereunder, even if these thresholds are exceeded. To be considered a foreign private issuer, the Company must satisfy a United States shareholder test (not more than 50% of the voting securities of a company must be held by residents of the United States) if any of the following disqualifying conditions apply: (i) the majority of the Company’s executive officers or directors are United States citizens or residents; (ii) more than 50 percent of the Company’s assets are located in the United States; or (iii) the Company’s business is administered principally in the United States. Based on information available as at March 31, 2021 (the last business day of the Company’s second fiscal quarter), the Company estimates that approximately 18.4% of the Company’s outstanding voting securities are directly or indirectly held of record by residents of the United States. If the Company loses its status as a foreign private issuer, these regulations could apply and it could also be required to commence reporting on forms required of U.S. domestic companies, such as Forms 10-K, 10-Q and 8-K. It could also become subject to U.S. proxy rules, and certain holders of its equity securities could become subject to the insider reporting and “short swing” profit rules under Section 16 of the Exchange Act. In addition, any securities issued by the Company if it loses foreign private issuer status would become subject to certain rules and restrictions under the U.S. Securities Act, even if they are issued or resold outside the United States. Compliance with the additional disclosure, compliance and timing requirements under these securities laws would likely result in increased expenses and would require the Company’s management to devote substantial time and resources to comply with new regulatory requirements.

United States Operations and Exchange Rate Fluctuations

All of the Company’s revenue is generated from operations in the United States. The Company is subject to a number of risks associated with its operations that may increase liability and costs and require significant management attention. These risks include:

▪	compliance with laws of the United States that apply to the Company’s United States operations, including lawful access, privacy laws and anti-corruption laws;

▪	instability in economic or political conditions, including inflation, recession and political uncertainty;

▪	potential adverse tax consequences; and

▪	litigation in United States courts.

In addition, the Company is exposed to foreign exchange risk as a result of substantially all of its revenue generating operations taking place in the United States and thus, revenues and expenses being earned and paid in United States dollars while the Company reports its financial statements in Canadian dollars. If the Canadian dollar appreciates relative to the United States dollar, the Company’s Canadian dollar expenses and revenues will decrease when translated from United States dollars for financial reporting purposes. Conversely, if the Canadian dollar depreciates relative to the United States dollar, the Company’s Canadian dollar expenses and revenues will increase when translated from United States dollars for financial reporting purposes. In addition, exchange rate fluctuations may affect the costs that the Company incurs in its operations. The appreciation of non-United States dollar currencies against the United States dollar can increase the cost of operations in United States dollar terms. Foreign exchange rate fluctuations may materially affect the Company’s financial condition and results of operations in future periods.

The Company will continue to translate the assets and liabilities of its United States dollar functional currency subsidiaries into Canadian dollars using exchange rates in effect at the end of each period. Revenue and expenses for these subsidiaries are translated using average exchange rates that approximate those in effect during the period. The Company will continue to maintain cash balances in both United States and Canadian dollars, but management anticipates that it will not purchase any securities or financial instruments to speculate on or hedge against a rise or fall in the value of the United States dollar.

Global Economy

Recent market events and conditions, including disruptions in the international credit markets and other financial systems and the deterioration of global economic conditions, could impede the Company’s access to capital or increase the cost of capital. Notwithstanding various actions by the United States and foreign governments, concerns about the general condition of the capital markets, financial instruments, banks, investment banks, insurers and other financial institutions caused the broader credit markets to deteriorate and stock markets to fluctuate substantially.

These disruptions in the current credit and financial markets have had a significant material adverse impact on a number of financial institutions and have limited access to capital and credit for many companies. These disruptions could, among other things, make it more difficult for the Company to obtain, or increase its cost of obtaining, capital and financing for its operations. Access to additional capital may not be available to the Company on terms acceptable to it, or at all.

Cybersecurity

The Company relies on digital and internet technologies to conduct and expand its operations, including reliance on information technology to process, transmit and store sensitive and confidential data, including protected health information, personally identifiable information, and proprietary and confidential business performance data. As a result, the Company and/or its customers are exposed to risks related to cybersecurity. Such risks may include unauthorized access, use, or disclosure of sensitive information, corruption or destruction of data, or operational disruption resulting from system impairment (e.g., malware). The Company’s operations depend, in part, on how well it protects networks, equipment, information technology systems and software against damage from a number of threats, including, but not limited to damage to hardware, computer viruses, hacking and theft. The Company’s operations also depend on the timely maintenance, upgrade and replacement of networks, equipment, information technology systems and software, as well as pre-emptive expenses to mitigate the risks of failures. A compromise of the Company’s information technology or confidential information, or that of the Company’s patients and third parties with whom the Company interacts, may result in negative consequences, including the inability to process patient transactions, reputational harm affecting patient and/or investor confidence, potential liability under privacy, security, consumer protection or other applicable laws, regulatory penalties and additional regulatory scrutiny, any of which could have a material adverse effect on the Company’s business, financial position, results of operations or cash flows. As the Company has access to sensitive and confidential information, including personal information and personal health information, and since the Company may be vulnerable to material security breaches, theft, misplaced, lost or corrupted data, programming errors, employee errors and/or malfeasance (including misappropriation by departing employees), there is a risk that sensitive and confidential information, including personal information and personal health information, may be disclosed through improper use of Company systems, software solutions or networks or that there may be unauthorized access, use, disclosure, modification or destruction of such information. The Company’s ongoing risk and exposure to these matters is partially attributable to the evolving nature of these threats. As a result, cybersecurity and the continued development and enhancement of controls, processes and practices designed to protect systems, computers, software, data and networks from attack, damage, malfunction, human error, technological error or unauthorized access is a priority. As cyber threats continue to evolve, the Company may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any security vulnerabilities.

COVID-19 Pandemic

On March 11, 2020, the World Health Organization declared the outbreak of a novel strain of coronavirus (“COVID-19”) a global pandemic. In response to the outbreak, governmental authorities in the United States and internationally have introduced various recommendations and measures to try to limit the pandemic, including travel restrictions, border closures, non-essential business closures, quarantines, self-isolations, shelters-in-place, and social distancing. The COVID-19 outbreak and the response of governmental authorities to try to limit it are having a significant impact on the private sector and individuals, including unprecedented business, employment, and economic disruptions.

The continued spread of COVID-19 nationally and globally could have an adverse impact on the Company’s business, operations and financial results, including through disruptions in the Company’s labour inputs, supply chains and sales channels. In response to COVID-19, the United States’ guidelines issued on March 16, 2020 specifically noted that healthcare services were a critical infrastructure industry as defined by the Department of Homeland Security and employees of companies in this industry have a social responsibility to maintain a normal work schedule to meet service demands. In response to the COVID-19 pandemic, the Company has modified its current policies and implemented the instructions provided by the Centers for Disease Control and Prevention in order to best protect its employees and patient network. In addition, the Company accelerated inventory purchases to safeguard against any potential future supply chain weaknesses and meet potential increased demand. These measures and similar measures taken by other businesses may adversely impact the Company’s labour productivity and its supply chains.

Although the Company has taken steps to mitigate the impact of COVID-19, the continued presence and spread of COVID-19 nationally and globally could have a material adverse impact on the Company’s business, operations, and financial results and position, including through employee attrition, disruptions to the Company’s supply chains and sales channels, restrictions of operations at the Company’s retail stores, changes in the number of Americans with health insurance resulting in a change in demand for the Company’s products, as well as a deterioration of general economic conditions including a possible national or global recession. Due to the speed with which the COVID-19 situation is developing and the uncertainty of its magnitude, outcome, and duration, it is not possible to estimate its impact on the Company’s business, operations, financial results and position or prospects at this time.

The Company continues to monitor the situation and work with its stakeholders (including customers, employees, and suppliers) in order to assess further possible implications to its business, supply chain, and customers, and, where practicable, mitigate adverse consequences and responsibly address this global pandemic.

Finally, the actual and threatened spread of COVID-19 globally could adversely affect global economies and financial markets, resulting in a prolonged economic downturn and a decline in the value of the Company’s share price. The extent to which COVID19 (or any other disease, epidemic, or pandemic) impacts business activity or financial results, and the duration of any such negative impact, will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning COVID-19 and the actions required to contain or treat its impact, among others.

Recall of certain Royal Philips BiPAP and CPAP Devices and Ventilators

The recall of certain Royal Philips BiPAP and CPAP devices and ventilators that the Company distributes and sell could have a significant negative impact on the Company’s business, reputation, results of operations, financial condition and prospects. On June 14, 2021, Royal Philips (“Philips”) initiated a voluntary recall notification with the U.S. Food and Drug Administration (“FDA”) for certain Philips BiPAP (bi-level positive airway pressure) and CPAP (continuous positive airway pressure) and mechanical ventilator devices that the Company distributes and sells. Philips initiated this recall to address potential health risks related to the polyester-based polyurethane (“PE-PUR”) sound abatement foam component in these devices. To date, Philips has produced millions of BiPAP and CPAP devices and ventilators using the PE-PUR sound abatement foam. Despite a complaint rate of 0.03% in 2020, Philips determined based on testing that there are possible health risks to users of the devices related to this type of foam, including that the foam may degrade into particles that may be ingested or inhaled by the user, and that the foam may off-gas certain chemicals. According to Philips, the potential risks of particulate exposure include headache, irritation, inflammation, respiratory issues, and possible toxic and carcinogenic effects, and the potential health risks of chemical exposure due to off-gassing include headache, irritation, hypersensitivity, nausea/vomiting, and possible toxic and carcinogenic effects.

Philips has stated that it (i) is providing the relevant regulatory agencies with required information related to the launch and implementation of the projected correction, (ii) will replace the current sound abatement foam with a new material, (iii) has already begun the preparations, which include obtaining the relevant regulatory clearances, and (iv) aims to address all affected devices in scope of this correction as expeditiously as possible. While Philips produces alternative CPAP devices and ventilators that are not impacted by the recall, these alternative CPAP devices and ventilators are being used to replace recalled CPAP devices and ventilators rather than be sold to suppliers for placement with newly diagnosed patients. Depending on the time it takes for the FDA and Philips to resolve the issue, potential delays and shortages of BiPAP and CPAP devices and ventilators may occur in the industry in which the Company operates, which could have a significant negative impact on the Company’s business, reputation, results of operations, financial condition and prospects if it is unable to procure replacement products at a reasonable cost on a timely basis or at all.

Additionally, the Company does not currently know the full scope of potential risks that may arise as a result of the recall and replacement of BiPAP and CPAP and mechanical ventilator devices described above. Due to the volume of the Company’s patients currently using, or who in the past have used, the BiPAP and CPAP and mechanical ventilator devices affected by the recall described above as well as future users of any replacement devices, any litigation, class action or governmental enforcement actions (including, but not limited to, claims relating to product liability, negligence, patient harm including claims for personal injury or wrongful death, consumer protection, or fraud, overpayment or improper billing for services and products affected by the recall or replacement) that may involve the Company could have a significant negative impact on the Company’s business, reputation, results of operations, financial condition and prospects. In general, the reporting of product defects or voluntary recalls to the FDA or analogous regulatory bodies outside the United States could result in manufacturing audits, inspections and broader recalls or other disruptions to the Company and/or its suppliers’ businesses. The recall described above and future recalls, whether voluntary or required, could result in significant costs to the Company and significant adverse publicity, which could harm the Company’s ability to market its products in the future.

Forward-Looking Statements May Prove to be Inaccurate

Readers are cautioned not to place undue reliance on forward-looking statements. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, of both a general and specific nature, that could cause actual results to differ materially from those suggested by the forward-looking statements or contribute to the possibility that predictions, forecasts or projections will prove to be materially inaccurate. Additional information on the risks, assumptions and uncertainties are found in this AIF and in certain of the documents incorporated by reference herein under the heading “Caution Regarding Forward-Looking Statements”.

DIVIDENDS

As of the date of this AIF, the Company has not paid any dividends and has no current intention to declare dividends on the Common Shares in the foreseeable future. Any decision to pay dividends on the Common Shares in the future will be at the discretion of the Board and will depend on, among other things, the Company’s results of operations, contractual restrictions, capital requirements, business prospects and other factors that the Board may consider relevant.

CAPITAL STRUCTURE

The Company is authorized to issue an unlimited number of Common Shares, an unlimited number of first preferred shares (each, a “First Preferred Share”) without par value, and an unlimited number of second preferred shares (each, a “Second Preferred Share”) without par value.

Common Shares

As of September 30, 2021, there were 33,349,842 Common Shares issued and outstanding as fully paid and non-assessable. As of the date hereof, there are 33,351,592 Common Shares issued and outstanding as fully paid and non-assessable.

All of the Common Shares are of the same class and, once issued, rank equally as to dividends, voting powers and participation in assets and in all other respects, on liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, or any other distribution of the assets of the Company among its shareholders for the purpose of winding up its affairs after the Company has paid out its liabilities. The issued Common Shares are not subject to call or assessment by the Company nor are there any pre-emptive, conversion, exchange, redemption or retraction rights attaching to the Common Shares.

All registered holders of Common Shares are entitled to receive notice of any general or special meeting to be convened by the Company. At any general or special meeting, subject to the restrictions on joint registered owners of Common Shares, each holder of Common Shares is entitled to one vote per share of which it is the registered owner and may exercise such votes either in person or by proxy. Otherwise, on a show of hands every Shareholder who is present in person and entitled to vote will have one vote, and on a poll every Shareholder has one vote for each Common Share of which it is the registered owner. The Company’s articles provide that the rights and provisions attached to any class of shares, in which shares are issued, may not be modified, amended or varied unless consented to by special resolution passed by a majority of not less than two-thirds of the votes cast in person or by proxy by holders of shares of that class.

Preferred Shares

As of September 30, 2021, and as of the date hereof, there were no First Preferred Shares or Second Preferred Shares issued and outstanding.

The First Preferred Shares of each series shall, with respect to the payment of dividends and the distribution of assets in the event of the liquidation, dissolution or winding-up of the Company or for the purpose of winding–up its affairs, rank on parity with the First Preferred Shares of every other series and be entitled to preference over the Second Preferred Shares of every other series and the Common Shares of the Company. The Second Preferred Shares of each series shall, with respect to the payment of dividends and the distribution of assets in the event of the liquidation, dissolution or winding-up of the Company or for the purpose of winding–up its affairs, rank on parity with the Second Preferred Shares of every other series and be entitled to preference over the Common Shares of the Company.

Equity Incentive Awards

On March 25, 2021, the directors of the Company approved the 2021 Equity Incentive Plan of the Company (the “Omnibus Plan”), which became effective upon approval by the shareholders of the Company at the annual and special meeting (the “Meeting”) held on May 3, 2021 (the “Effective Date”), pursuant to which the Company is able to issue share-based long-term incentives. The Omnibus Plan is intended to replace the Company’s amended and restated fixed number stock option plan (and its predecessors) (the “2019 Option Plan”) and its restricted share unit and deferred share unit plan (the “2017 RSU/DSU Plan”, and together with the 2019 Option Plan, the “Predecessor Plans”).

All directors, officers, employees and consultants of the Company and/or its affiliates (“Participants”) are eligible to receive awards under the Omnibus Plan, subject to the terms of the Omnibus Plan. Awards include Common Share purchase options (“Options”), stock appreciation rights (“Stock Appreciation Rights”), restricted share awards (“Restricted Share Awards”), Restricted Share Units (“RSUs”), performance shares (“Performance Shares”), performance units (“Performance Units”), cash-based awards (“Cash-Based Awards”) and other share-based awards (collectively, the “Awards”), under the Omnibus Plan.

The Omnibus Plan serves several purposes for the Company. One purpose is to advance the interests of the Company by developing the interests of Participants in the growth and development of the Company by providing such persons with the opportunity to acquire a proprietary interest in the Company. All Participants are considered eligible to be selected to receive an Award under the Omnibus Plan. Another purpose is to attract and retain key talent and valuable personnel, who are necessary to the Company’s success and reputation, with a competitive compensation mechanism. Finally, the Omnibus Plan will align the interests of Participants with those of shareholders by devising a compensation mechanism which encourages the prudent maximization of distributions to shareholders and long-term growth.

With the adoption of the Omnibus Plan, the main components of the Company’s compensation program are : (i) base salary (fixed cash amount), (ii) short-term performance incentives (variable cash bonuses), and (iii) a broad range of long-term “at risk” equity-based incentives under the Omnibus Plan.

The Omnibus Plan is administered by the Board or, if applicable, a committee of the Board.

The maximum number of Common Shares available and reserved for issuance, at any time, under the Omnibus Plan, together with any other security-based compensation arrangements adopted by the Company, including the Predecessor Plans, may not exceed 6,126,698 Common Shares, being twenty percent (20%) of the issued and outstanding Common Shares on the Effective Date. The maximum amount of the foregoing Common Shares that may be awarded under the Omnibus Plan as “Incentive Stock Options” (as defined in the Omnibus Plan), shall be equal to the number of Common Shares reserved for issuance under the Omnibus Plan, namely, 20% of the issued and outstanding Common Shares on the Effective Date.

The number of Common Shares issuable to insiders, at any time, under all security based compensation arrangements of the Company, may not exceed 10% of the Company’s issued and outstanding Common Shares; and the number of Common Shares issued to insiders within any one-year period, under all security based compensation arrangements of the Company, may not exceed 10% of the Company’s issued and outstanding Common Shares. The maximum aggregate number of Common Shares that are issuable pursuant to Awards issued or granted, as applicable, to any one Participant under the Omnibus Plan, together with all other share based compensation, granted or issued in any 12 month period to any one Participant must not exceed 5% of the Common Shares, calculated as at the date any Award is granted or issued to the Participant (unless the Company has obtained the requisite disinterested shareholder approval). The aggregate number of Options which may be granted to any one Participant that is a consultant of the Company in any 12 month period must not exceed 2% of the issued Common Shares of the Company calculated at the first such grant date. In addition, the aggregate number of Options granted to all persons retained to provide investor relations activities must not exceed 2% of the issued Common Shares of the Company in any 12 month period calculated at the first such grant date (and including any Participant that performs investor relations activities and/or whose role or duties primarily consist of investor relations activities) and any such Options granted to any person retained to provide investor relations activities must vest in a period of not less than 12 months from the date of grant of the Award and with no more than 25% of the Options vesting in any three month period notwithstanding any other provision of the Omnibus Plan.

The amount of Awards granted to a non-employee director, within a calendar year period, pursuant to the Omnibus Plan shall not exceed US$750,000 in value of the aggregate of Common Share and cash Awards. The Omnibus Plan does not otherwise provide for a maximum number of Common Shares which may be issued to an individual pursuant to the Omnibus Plan and any other share compensation arrangement (expressed as a percentage or otherwise).

Any dividends or dividend equivalents payable in connection with a full value award will be subject to the same restrictions as the underlying award and will not be paid until and unless such award vests. Participants holding Restricted Share Awards will have the right to vote the Common Shares and to receive any dividends or other distributions paid in cash or Common Shares, subject to the same vesting conditions as the original Award. Participants have no rights to receive cash dividends with respect to Restricted Share Units until Common Shares are issued in settlement of such Awards. However, the Board may grant Restricted Share Units that entitle their holders to dividend equivalent rights, which are rights to receive cash or additional Restricted Share Units whose value is equal to any cash dividends the Company pays. Dividend equivalent rights will be subject to the same vesting conditions and settlement terms as the original Award. In its discretion, the Board may provide for a Participant awarded Performance Shares to receive dividend equivalent rights with respect to cash dividends paid on the Common Shares to the extent that the Performance Shares become vested. The Board may grant dividend equivalent rights with respect to other share-based Awards that will be subject to the same vesting conditions and settlement terms as the original Award.

Options

The Omnibus Plan replaced the 2019 Option Plan. Options under the Omnibus Plan include Nonstatutory Stock Options and Incentive Stock Options.

The exercise price for each Option shall be established in the discretion of the Board; provided, however, that (a) the exercise price per share shall be not less than the Fair Market Value (as defined in the Omnibus Plan) of a Common Share on the effective date of grant of the Option; and (b) no Incentive Stock Option granted to a Ten Percent Owner (as defined in the Omnibus Plan) shall have an exercise price per share less than one hundred ten percent (100%) of the Fair Market Value of a Common Share on the effective date of grant of the Option. With the approval of the Board, a Participant may elect to exercise an Option, in whole or in part, on a ‘cashless exercise’ basis, without payment of the aggregate Option price due on such exercise by electing to receive Common Shares equal in value to the difference between the Option price and the Fair Market Value on the date of exercise, computed in accordance with the Omnibus Plan.

The term of each Option shall be fixed by the Board but shall not exceed 10 years from the date of grant thereof, subject to certain limited exceptions.

Unless the Board decides otherwise, Options granted under Omnibus Plan will expire at the earliest of: (i) the expiry date; (ii) one year after termination due to disability of the Participant or after the Participant’s death; (iii) in the case of a termination for cause, immediately upon such termination of service or act; and (v) 30 days after termination without cause or termination for any other reason.

Incentive Stock Options may only be granted to employees. To the extent Options designated as Incentive Stock Options become exercisable for the first time during any calendar year for Common Shares having an aggregate fair market value greater than US$100,000, the portion of such Options which exceeds such amount shall be treated as Nonstatutory Stock Options. Incentive Stock Options are subject to additional requirements and restrictions as provided in the Omnibus Plan and as required by the Code.

Stock Appreciation Rights

The Board may grant Stock Appreciation Rights either in tandem with a related option (a “Tandem SAR”) or independently of any option (a “Freestanding SAR”). A Tandem SAR requires the option holder to elect between the exercise of the underlying option for Common Shares or the surrender of the option and the exercise of the related Stock Appreciation Right. A Tandem SAR is exercisable only at the time and only to the extent that the related stock option is exercisable, while a Freestanding SAR is exercisable at such times or upon such events and subject to such terms, conditions, performance criteria or restrictions as specified by the Board. The exercise price of each Stock Appreciation Right may not be less than the Fair Market Value of a Common Share of the Company on the date of grant.

Upon the exercise of any Stock Appreciation Right, the Participant is entitled to receive an amount equal to the excess of the fair market value of the underlying Common Shares as to which the right is exercised over the aggregate exercise price for such shares. Payment of this amount upon the exercise of a Tandem SAR may be made only in Common Shares whose fair market value on the exercise date equals the payment amount. At the Board’s discretion, payment of this amount upon the exercise of a Freestanding SAR may be made in cash or Common Shares. The maximum term of any Stock Appreciation Right granted under the Omnibus Plan is ten years.

Stock Appreciation Rights are generally nontransferable by the Participant other than by will or by the laws of descent and distribution, and are generally exercisable during the Participant’s lifetime only by the participant. If permitted by the Board, a Tandem SAR related to a nonstatutory stock option and a Freestanding SAR may be assigned or transferred to certain family members or trusts for their benefit to the extent permitted by the Board. Other terms of  Stock Appreciation Rights are generally similar to the terms of comparable Options.

Other Stock-Based Awards

Under the Omnibus Plan, the Board may grant other stock-based Awards that are denominated or payable in, valued in whole or in part by reference to, or otherwise related to, Common Shares, as deemed by the Board to be consistent with the purposes of the Omnibus Plan and the goals of the Company, including, without limitation, RSUs, Stock Appreciation Rights, and phantom awards. Stock Appreciation Rights are subject to the same requirements as Nonstatutory Options.

Other stock-based Awards may be settled in Common Shares, cash or a combination thereof.

Performance Shares and/or Performance Units (each, a “Performance Award”) may be granted by the Board in its sole discretion awarding cash or Common Shares (including Restricted Stock) or a combination thereof based upon the achievement of goals as determined by the Compensation Committee. Types of other stock-based Awards or Performance Awards include, without limitation, purchase rights, phantom stock, Stock Appreciation Rights, RSUs, performance units, Restricted Stock or Common Shares subject to performance goals, Common Shares awarded that are not subject to any restrictions or conditions, convertible or exchangeable debentures related to Common Shares, other rights convertible into Common Shares, Awards valued by reference to the value of Common Shares or the performance of the Company or a specified subsidiary, affiliate division or department, Awards based upon performance goals established by the Board and settlement in cancellation of rights of any person with a vested interest in any other plan, fund, program or arrangement that is or was sponsored, maintained or participated in by the Company or any subsidiary.

In its discretion, the Board may specify such criteria, periods or performance goals for vesting in the foregoing stock-based Awards or Performance Awards and/or payment thereof to Participants as it shall determine; and the extent to which such criteria, periods or goals have been met shall be determined by the Board. All terms and conditions of such stock-based Awards and Performance Awards shall be determined by the Board and set forth in the applicable Award agreement.

Restricted Share Awards

The Omnibus Plan provides the Board with additional equity-based compensation alternatives in the form of Restricted Share Awards. The Board may grant restricted share awards under the Omnibus Plan either in the form of a restricted share purchase right, giving a participant an immediate right to purchase Common Shares, or in the form of a restricted share bonus, in which Common Shares are issued in consideration for services to the Company rendered by the Participant. The Board determines the purchase price payable under Restricted Share Awards, which may be less than the then current Fair Market Value of the Common Shares. Restricted Share Awards may be subject to vesting conditions based on such service or performance criteria as the Board specifies, including the attainment of one or more performance goals. Common Shares acquired pursuant to a Restricted Share Award may not be transferred by the participant until vested. Unless otherwise provided by the Board, a Participant will forfeit any restricted shares as to which the vesting restrictions have not lapsed prior to the Participant’s termination of service. Participants holding restricted shares will have the right to vote the shares and to receive any dividends or other distributions paid in cash or shares, subject to the same vesting conditions as the original Award.

Restricted Share Units

The Board may grant Restricted Share Units under the Omnibus Plan, which represent rights to receive Common Shares on a future date determined in accordance with the Participant’s award agreement. No monetary payment is required for receipt of Restricted Share Units or the Common Shares issued in settlement of the award, the consideration for which is furnished in the form of the Participant’s services to the Company. The Board may grant Restricted Share Unit awards subject to the attainment of one or more performance goals similar to those described below in connection with Performance Awards, or may make the awards subject to vesting conditions similar to those applicable to restricted share awards. Restricted Share Units may not be transferred by the Participant. Unless otherwise provided by the Board, a Participant will forfeit any Restricted Share Units which have not vested prior to the Participant’s termination of service. Participants have no voting rights or rights to receive cash dividends with respect to Restricted Share Unit awards until Common Shares are issued in settlement of such awards. However, the Board may grant Restricted Share Units that entitle their holders to dividend equivalent rights, which are rights to receive cash or additional restricted share units whose value is equal to any cash dividends the Company pays. Dividend equivalent rights will be subject to the same vesting conditions and settlement terms as the original award.

Performance Awards

The Board may grant Performance Awards subject to such conditions and the attainment of such performance goals over such periods as the Board determines in writing and sets forth in a written agreement between the Company and the Participant. These awards may be designated as Performance Shares or Performance Units, which consist of unfunded bookkeeping entries generally having initial values equal to the Fair Market Value determined on the grant date of a Common Shares in the case of Performance Shares and a monetary value established by the Board at the time of grant in the case of Performance Units. Performance Awards will specify a predetermined amount of Performance Shares or Performance Units that may be earned by the Participant to the extent that one or more performance goals are attained within a predetermined performance period. To the extent earned, Performance Awards may be settled in cash, Common Shares (including restricted shares that are subject to additional vesting) or any combination of these.

Performance goals will be based on the attainment of specified target levels with respect to one or more measures of business or financial performance of the Company and each subsidiary corporation consolidated with the Company for financial reporting purposes, or such division or business unit of the Company as may be selected by the Board. The Board, in its discretion, may base performance goals on one or more of the following such measures (or any other metric or goals the Board may determine): revenue; sales; expenses; operating income; gross margin; operating margin; earnings before any one or more of: share-based compensation expense, interest, taxes, depreciation and amortization; pre-tax profit; adjusted pre-tax profit; net operating income; net income; economic value added; free cash flow; operating cash flow; balance of cash, cash equivalents and marketable securities; share price; earnings per share; return on shareholder equity; return on capital; return on assets; return on investment; total shareholder return, employee satisfaction; employee retention; market share; customer satisfaction; product development; research and development expense; completion of an identified special project, completion of a joint venture or other corporate transaction, and personal performance objectives established for an individual Participant or group of Participants.

The target levels with respect to these performance measures may be expressed on an absolute basis or relative to an index, budget or other standard specified by the Board. The degree of attainment of performance measures will be calculated in accordance with the Corporation’s financial statements, generally accepted accounting principles, if applicable, or other methodology established by the Board, but prior to the accrual or payment of any Performance Award for the same performance period, and, according to criteria established by the Board, excluding the effect (whether positive or negative) of changes in accounting standards or any unusual or infrequently occurring event or transaction occurring after the establishment of the performance goals applicable to a Performance Award.

Following completion of the applicable performance period, the Board will determine the extent to which the applicable performance goals have been attained and the resulting value to be paid to the Participant. The Board may make positive or negative adjustments to Performance Award payments to reflect an individual’s job performance or other factors determined by the  Board. In its discretion, the Board may provide for a Participant awarded Performance Shares to receive dividend equivalent rights with respect to cash dividends paid on the Common Shares to the extent that the Performance Shares become vested. The Board may provide for Performance Award payments in lump sums or installments.

Unless otherwise provided by the Board, if a Participant’s service terminates due to the Participant’s death or disability prior to completion of the applicable performance period, the final award value will be determined at the end of the performance period on the basis of the performance goals attained during the entire performance period but will be prorated for the number of days of the Participant’s service during the performance period. The Board may provide similar treatment for a Participant whose service is involuntarily terminated. If a Participant’s service terminates prior to completion of the applicable performance period for any other reason, the Omnibus Plan provides that the Performance Award will be forfeited. No Performance Award may be sold or transferred other than by will or the laws of descent and distribution prior to the end of the applicable performance period.

Cash-Based Awards and Other Share-Based Awards

The Board may grant Cash-Based Awards or other share-based Awards in such amounts and subject to such terms and conditions as the Board determines. Cash-Based Awards will specify a monetary payment or range of payments, while other share-based Awards will specify a number of shares or units based on shares or other equity-related Awards. Such Awards may be subject to vesting conditions based on continued performance of service or subject to the attainment of one or more performance goals similar to those described above in connection with performance awards. Settlement of Awards may be in cash or Common Shares, as determined by the Board. A Participant will have no voting rights with respect to any such Award unless and until shares are issued pursuant to the Award. The Board may grant dividend equivalent rights with respect to other share-based Awards that will be subject to the same vesting conditions and settlement terms as the original Award. The effect on such Awards of the Participant’s termination of service will be determined by the Board and set forth in the Participant’s Award agreement.

The summary above of the material terms of the Omnibus Plan and each of the Predecessor Plans is qualified in its entirety by reference to the full text thereof, a copy of each of which is available under the Company’s profile on SEDAR at www.sedar.com.

Debentures

On March 7, 2019, the Company completed a bought deal private placement of 8.0% unsecured convertible debentures (the “2019 Debentures”), through a syndicate of underwriters led by Beacon, and including Canaccord Genuity Corp. (“Canaccord”) and Haywood Securities Inc., for gross proceeds to the Company of $15 million, including the full exercise of the underwriters’ option. As of September 30, 2021, the Company had $10,959,000 principal amount of 2019 Debentures outstanding. The 2019 Debentures were issued in connection with a private placement, the proceeds of which were used to redeem its outstanding 7.5% non-convertible unsecured subordinated debentures due December 31, 2019 (the “2014 Debentures”), for working capital and general corporate purposes. The 2019 Debentures are governed by the terms of a debenture indenture (the “Debenture Indenture”) dated August 7, 2019 between the Company and Computershare Trust Company of Canada. The principal amount of the 2019 Debentures are convertible into Common Shares at the option of the holder at any time prior to March 7, 2024 at a conversion price of $1.30 per Common Share (the “Conversion Price”). At any time after the date that is three years following the closing date, the Company may force the conversion of the principal amount of the 2019 Debentures at the Conversion Price on not less than 30 days’ notice if the daily volume weighted average trading price of the Common Shares is greater than $1.62 for any 20 consecutive trading days. Interest is calculated and paid semi-annually in arrears on the last business day of June and December in each year, computed on the basis of a 365/366-day year.

On April 30, 2019, the Company redeemed its 2014 Debentures. The 2014 Debentures were redeemed at a total redemption price of $1,040.00 plus accrued and unpaid interest of $24.79166667 up to but excluding the redemption date, both per $1,000 principal amount. As at the redemption date, the aggregate principal amount of the 2014 Debentures outstanding was $8,625,000.

The summary above of the material terms of the 2019 Debentures is qualified in its entirety by reference to the full text of the Debenture Indenture, a copy of which is available under the Company’s profile on SEDAR at www.sedar.com.

MARKET FOR SECURITIES

Trading Price and Volume

Common Shares

The Common Shares are listed and posted for trading on the TSX-V under the symbol “QIPT”. The following table sets out the monthly market price range and trading volume of the Common Shares on the TSX-V during the year ended September 30, 2021.

Month(1)	High (C$)	Low (C$)	Total Volume
September 2021	7.94	6.60	1,005,900
August 2021	8.58	7.02	1,190,200
July 2021	8.69	6.44	1,161,000
June 2021	8.00	6.88	937,700
May 2021	8.55	6.69	1,516,900
April 2021	9.40	7.60	1,522,500
March 2021	9.96	8.08	1,131,325
February 2021	10.00	7.48	2,615,650
January 2021	10.16	7.68	2,769,450
December 2020	9.12	6.08	2,427,125
November 2020	6.72	5.60	1,690,225
October 2020	7.16	5.84	1,751,100

Notes:

(1)	Source: TMX Money.

The price of the Common Shares as quoted by the TSX-V at the close of business on September 30, 2021, being the last trading day of the year ended September 30, 2021, was $7.92, and at the close of business on December 24, 2021, the last trading day preceding the date of this AIF, was $7.08.

2019 Debentures

The 2019 Debentures were listed and posted for trading on the TSX-V under the symbol “QIPT.DB.A”. The following table sets out the monthly market price range and trading volume of the 2019 Debentures on the TSX-V during the year ended September 30, 2021.

Month(1)	High ($)	Low ($)	Total Volume
September 2021	156.50	137	639,000
August 2021(2)	-	-	-
July 2021	146.17	144.99	11,000
June 2021	163.77	130	64,000
May 2021	164.88	150	38,000
April 2021	190	165.62	82,000
March 2021	185	150	241,000
February 2021	160	135	66,000
January 2021	131	120	32,000
December 2020	120.50	115	114,000
November 2020	123	115	22,000
October 2020	118.10	116	47,000

Notes:

(1)	Source: TMX Money.

(2)	No trades were made during the month of August, 2021.

The price of the 2019 Debenture as quoted by the TSX-V at the close of business on September 30, 2021, being the last trading day of the year ended September 30, 2021, was $137, and at the close of business on December 24, 2021, the last trading day preceding the date of this AIF, was $139.

Prior Issuances of Unlisted Securities

Since the beginning of the most recently completed financial year, the Company has not issued any securities that are not listed or quoted on a marketplace, other than pursuant to the terms of the Omnibus Plan and the 2019 Option Plan.

ESCROWED SECURITIES AND SECURITIES SUBJECT TO CONTRACTUAL RESTRICTION ON TRANSFER

The Company does not have securities that are held in escrow or that are subject to a contractual restriction on transfer.

DIRECTORS AND OFFICERS

Name, Occupation and Security Holding (as of the date hereof)

Name, Province or State and Country of Residence and Position(1)	Director or Officer Since(4)	Principal Occupations During Past Five Years(1)
Gregory Crawford(2) Chief Executive Officer and Director Fort Thomas, Kentucky, USA	December 21, 2017	President, Chief Executive Officer of the Company since December 21, 2017. Chief Operating Officer of the Company from April 19, 2016 to December 21, 2017. President and Chief Executive Officer of Patient-Aids from 2004 to October 2015, when Patient-Aids was acquired by the Company.
Mark Greenberg(3) Director Cincinnati, Ohio, USA	December 21, 2017	Managing Partner of Silverstone Capital Advisors since March 2009. Managing Partner of Ludlow, Ward & Greenberg Capital Partners from 2005-2009.
Eugene Ewing(3) Director Fort Mitchell, Kentucky, USA	August 1, 2018	Managing Member, Deeper Water Consulting since May 2006. Independent Director – Various Corporations
Dr. Kevin A. Carter(3) Director Bellbrook, Ohio, USA	December 7, 2020	Partner/Physician/Director of Providence Medical Group since June 2014. Medical Director of the Kettering Health Network Sleep Disorder Centers since January 2016. Medical Director at the Englewood Sleep Center since October 2020. Veteran Affairs of Dayton physician since February 2020
Hardik Mehta Chief Financial Officer Mason, Ohio, USA	February 15, 2018	Chief Financial Officer of the Company since February 2018. Prior to being appointed CFO, Mr. Mehta worked as a finance professional and an investment banker at investment banking and advisory firm, Silverstone Capital Advisors from 2009 to 2018.
Robbie Grossman Corporate Secretary Toronto, Ontario, Canada	January 30, 2012	Corporate finance, M&A and securities lawyer at DLA Piper (Canada) LLP since March 2018, at McMillan LLP from September 2013 to March 2018.

Notes:

(1)	The information as to place of residence and principal occupation has been confirmed by the respective directors and officers individually.

(2)	Mr. Crawford was appointed Chief Operating Officer of the Company on April 19, 2016 and subsequently appointed the Chief Executive Officer of the Company as of December 21, 2017.

(3)	Member of the Audit Committee.

(4)	Each director will hold office until his re-election or replacement at the next annual meeting of the shareholders unless he resigns his duties or his office becomes vacant following his death, dismissal or any other cause prior to such meeting.

(5)	The term of office of the officers expires at the discretion of the Board.

As at the date hereof, the directors and executive officers of the Company, as a group, beneficially own, or control or direct, directly or indirectly, 1,411,881 Common Shares representing approximately 4.2% of the outstanding the Common Shares before giving effect to the exercise of convertible securities held by such directors and executive officers (4,297,631 Common Shares representing approximately 12.2% of the outstanding the Common Shares, on a partially diluted basis). The statement as to the number of the Common Shares beneficially owned, or over which a director or executive officer exercises control or direction, directly or indirectly, not being within the knowledge of the Company, has been furnished by the directors and executive officers.

Biographical Information

Gregory Crawford, Chief Executive Officer and Director

Mr. Crawford has been the President and Chief Executive Officer of the Company since December 21, 2017. Mr. Crawford joined the Company through the Company’s acquisition of Patient-Aids. in October of 2015. In April of 2016, Mr. Crawford became the Company’s Chief Operating Officer. Mr. Crawford began his career at Patient-Aids in 1994, becoming a partner 3-years later and Patient-Aids’ sole owner by 2004. Under Crawford’s ownership, Patient-Aids grew at an annual rate of 25%, and from 2013 through 2015 more than doubled its revenue and quadrupled its earnings as it acquired and successfully integrated five home medical equipment businesses. Since 1982, Patient-Aids has been the dominant HME business in its region. Their product lines and services focus on treating patients with chronic respiratory conditions, mobility conditions, and patients requiring traditional durable medical home-based equipment.

Mark Greenberg, Director

Mr. Greenberg is Managing Partner and Founder of Silverstone Capital Advisors and brings more than 30-years of senior executive operating and transaction expertise and experience. He has been a senior executive and operating president of units in Fortune 500 companies and a CEO and Chairman of middle market and high growth, venture capital-backed companies, as well as an investment banker and restructuring and financial advisor serving middle market and financial institution clients nationwide. As a principal investor, advisor, investment banker and transaction team member Mark has participated in more than 150 M&A and capital sourcing transactions. These have included transactions involving units of Fortune 1000 companies, middle market companies and high growth venture funded businesses.

Eugene Ewing, Director

Mr. D. Eugene Ewing has over 30 years of professional experience in a wide range of executive positions and brings a wealth of corporate knowledge across a variety of industry groups. He currently serves as an independent director of Darling Ingredients Inc., a New York Stock Exchange listed company focused on creating sustainable food, feed and fuel solutions from organic by-products. He also serves as an independent director of Compass Diversified Holdings, a New York Stock Exchange listed company that owns and manages controlling interests in a diverse family of established North American middle market businesses. In addition to his public company roles, Mr. Ewing has been the managing member of Deeper Water Consulting, a private wealth and business consulting company, since March of 2004. Previously, Mr. Ewing held senior positions at the Fifth Third Bank, ranked 17th in 2018 in total assets for U.S. banks, and was a tax partner at Arthur Andersen LLP for over 15 years, in Cincinnati, Ohio. Mr. Ewing is also on the Advisory Board for the Von Allmen School of Accountancy at the University of Kentucky and is also a director of a private trust company located in Wyoming and a private consulting company located in California.

Dr. Kevin A. Carter, Director

Kevin A. Carter, DO, FAASM, is Board Certified in Sleep Medicine by the American Board of Family Medicine; he is also Board Certified in Family Medicine. Dr. Carter formerly served as Medical Director at the Martin Army Sleep Medicine Center at Fort Benning, Georgia. Prior to his appointment as director of the Company, he served as a United States Army Field Surgeon, with service including deployment in Iraq. Currently, through the Carter Sleep Center, he offers full-spectrum sleep medicine evaluations, diagnosis, and treatments. Dr. Carter holds the degree of Fellow by the American Academy of Sleep Medicine, a recognition that he has met the highest standards in the practice of sleep medicine.

Dr. Carter is a graduate of the Ohio University Heritage College of Osteopathic Medicine. He completed a Family Medicine residency at DeWitt Army Community Hospital and Sleep Medicine fellowship at Walter Reed Army Medical Center. He is also an active member of both the American Academy of Sleep Medicine and the American Academy of Family Physicians.

Hardik Mehta, Chief Financial Officer

Mr. Mehta joined the Company as Chief Financial Officer in February 2018. Prior to becoming CFO, Mr. Mehta worked as a finance professional and an investment banker at investment banking and advisory firm, Silverstone Capital Advisors for nearly ten years. Mr. Mehta has significant acquisition, transaction finance, accounting and negotiating experience. Mr. Mehta has been an advisor on more than 30 M&A and funding transactions, including buy-side transactions, in which he oversaw quality of earnings analysis, due diligence and post-transaction integration planning. Additionally, Mr. Mehta has developed a deep understanding and has mastered both financial and operational aspects of the HME/DME industry. He has also worked on multiple M&A transactions in these industries. Mr. Mehta has extensive experience in capital markets and excels in financial planning and analysis. He holds an undergraduate degree in engineering and a MBA in finance from the Lindner Graduate School of Business at the University of Cincinnati.

Robbie Grossman, Corporate Secretary

Mr. Grossman has a cross border securities, M&A and corporate finance practice underscored by deep experience in acting for emerging issuers and public companies. Robbie acts for issuers and dealers on public offerings, private placements, exchange listings, reverse takeovers, mergers and acquisitions, restructurings and continuous disclosure obligations for public companies, across a wide variety of industries and business sectors. He has been with DLA Piper (Canada) LLP since March 2018, and previously was at McMillan LLP from September 2013 to March 2018 and at Garfinkle Biderman LLP from February 2004 to September 2013. Mr. Grossman has been, and currently is, an officer and director of several publicly traded companies. Robbie Grossman holds a LL.B. from the University of Windsor and a B.A. (Political Science) from Concordia University, and he was called to the Ontario bar in 2002.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

To the best of the Company’s knowledge, no director or executive officer of the Company is, as at the date of this AIF, or was within 10 years before the date of this AIF, a director, chief executive officer or chief financial officer of any company that was: (i) subject to a cease trade order or similar order, or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or (ii) subject to such an order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

Except as noted below, to the best of the Company’s knowledge, no director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company: (i) is, as at the date of this AIF, or has been within the 10 years before the date of this AIF, a director or executive officer of any company that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or (ii) has, within the 10 years before the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

Robbie Grossman was the Assistant Secretary of RedWater Energy Corp. until May 2015 which was subject to (a) a cease trade order in May 2015 for failure to file annual audited financial statements, management’s discussion and analysis, and certifications, for the year ended December 31, 2014, (b) a court ordered receiver in May 2015, and (c) a bankruptcy order October 28, 2015.

To the best of the Company’s knowledge, no director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, has been subject to: (i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Conflicts of Interest

To the best of the Company’s knowledge, and other than as disclosed herein, there are no known existing or potential conflicts of interest among the Company and any director or officer of the Company, except that certain of the directors, officers and other members of management serve as directors, officers, promoters and members of management of other public companies, and therefore it is possible that a conflict may arise between their duties to the Company and their duties as a director, officer, promoter or member of management of such other companies. Any decision made by any of such directors and officers involving the Company will be made in accordance with their duties and obligations to deal fairly and in good faith with a view to the best interests of the Company and its shareholders. In addition, each of the directors is required to declare and refrain from voting in any matter in which such directors may have a conflict of interest in accordance with the procedures set forth in the BCBCA or other applicable corporate legislation. See “Risk Factors - Conflicts of Interest”.

Advance Notice Provisions

The Company’s Articles provide for advance notice of nominations of directors of the Company which require that advance notice be provided to the Company in circumstances where nominations of persons for election to the board of directors are made by shareholders of the Company other than pursuant to: (i) a requisition of a meeting of shareholders made pursuant to the provisions of the BCBCA; or (ii) a shareholder proposal made pursuant to the provisions of the BCBCA. A copy of the Articles is available under the Company’s profile on SEDAR at www.sedar.com.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

Legal Proceedings

Other than as described below, during the financial year ended September 30, 2021, the Company was not a party to any material legal proceedings and no such proceedings were known by the Company to be contemplated.

The Company was in litigation with Lightwater Long Short Fund since 2018. The litigation was due to Lightwater claiming damages for matters related to subscription agreements in a prior private placement. Subsequent to the year ended September 30, 2021, the Company settled the litigation with Lightwater Long Short Fund for an aggregate of $375,000, half of which amount was, in accordance with the terms of an arrangement agreement dated January 11, 2017, as amended on October 31, 2017, the responsibility of, and contributed by, the Company and the balance was paid for by a third party.

The Company was in litigation with the State of New Jersey, as well as other states. The complaint alleged that the defendants reused blood testing meters, resulting in fraudulent claims to the U.S. government, and sought damages for the unnecessary testing. The Company denied the allegations of the complaint contested the action. The Company reached a settlement in April, 2021.

Regulatory Actions

During the financial year ended September 30, 2021, the Company was not subject to any penalties or sanctions imposed by a court or regulatory body and was not a party to any settlement agreement entered into before a court or regulatory body, relating to provincial or territorial securities legislation.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Except as otherwise disclosed herein, none of the directors or executive officers of the Company, any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to all the Common Shares, nor any associate or affiliate of the foregoing persons, has any material interest, direct or indirect, in any transaction of the Company or any of its subsidiaries within the three most recently completed financial years or during the current financial year which has or is reasonably expected to materially affect the Company.

The Company has six market rate leases for office, warehouse, and retail space with a rental company affiliated with Gregory Crawford, the President and Chief Executive Officer of the Company, the majority of which were entered into in 2015. The leases have a combined area of 74,520 square feet. Lease payments under these leases are approximately US$52,000 per month, plus taxes, utilities, and maintenance.

Robbie Grossman, the Corporate Secretary of the Company, is a partner at DLA Piper (Canada) LLP, which law firm provides legal services to the Company. The Company and its subsidiaries incurred fees of approximately US$217,264 during the financial year ended September 30, 2021.

TRANSFER AGENT AND REGISTRAR

The Company’s registrar and transfer agent is Computershare Investor Services Inc., located at 2nd Floor, 510 Burrard Street, Vancouver, British Columbia V6C 3A8.

MATERIAL CONTRACTS

The following are the material contracts of the Company entered into within the most recently completed financial year, or before the most recently completed financial year that are still in effect that are required to be filed by the Company:

1.	the Omnibus Plan, as described under “Capital Structure - Equity Incentive Awards “;

2.	the 2019 Option Plan , as described under “Capital Structure - Equity Incentive Awards “;

3.	the Debenture Indenture, as described under “Capital Structure - Debentures”; and

4.	a credit agreement dated September 18, 2020 among PHM Logistics Corporation, certain other subsidiaries of PHM Services Inc., PHM Services Inc. and CIT, pursuant to which CIT agreed to advance up to US$20 million, as described under “General Development of the Business - Fiscal Year Ended September 30, 2020”.

INTERESTS OF EXPERTS

The Company’s auditors, MNP LLP, Chartered Accountants, are independent within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulations.

AUDIT COMMITTEE INFORMATION

Audit Committee Mandate

The full text of the Company’s audit committee charter (the “Charter”) is included as Schedule ”A” to this AIF.

Composition of the Audit Committee

The members of the audit committee (the “Audit Committee”), as outlined under “Directors and Officers - Name, Occupation and Security Holding”, are: Eugene Ewing (Chair), Mark Greenberg, and Dr. Kevin A. Carter. The members of the Audit Committee are financially literate (as such term is defined in National Instrument 52-110 – Audit Committees (“NI 52-110”) and independent (as such term is defined in NI 52-110 and in the BCBCA).

Relevant Education and Experience

NI 52-110 provides that an individual is “financially literate” if he has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by a company’s financial statements.

In addition to each member’s general business experience, the education and experience of each audit committee member relevant to the performance of his responsibilities as an audit committee member is as follows:

Eugene Ewing, Chair

Mr. Ewing has over 30 years of professional experience in a wide range of executive positions and brings a wealth of corporate knowledge across a variety of industry groups. He currently serves as an independent director of Darling Ingredients Inc., a New York Stock Exchange listed company, where he serves as Chairman of the Audit Committee and as a member of the Nominating and Governance Committee. He also serves as an independent director of Compass Diversified Holdings, a New York Stock Exchange listed company, where he also serves as Chairman of the Audit Committee and as a member of the Compensation and Nominating/Corporate Governance Committees. In addition to his public company roles, Mr. Ewing has been the managing member of Deeper Water Consulting, a private wealth and business consulting company, since March of 2004. Previously, Mr. Ewing held senior positions at the Fifth Third Bank, ranked 17th in 2018 in total assets for U.S. banks, and was a tax partner at Arthur Andersen LLP for over 15 years. Mr. Ewing is also on the Advisory Board for the Von Allmen School of Accountancy at the University of Kentucky and is also a director of a private trust company located in Wyoming and a private consulting company located in California. As a former partner with what was once one of the U.S.’s largest certified public accounting firms, and with more than 30 years of business planning and transaction experience in a wide variety of industries and circumstances, Mr. Ewing brings to the Company’s Audit Committee significant experience in complex accounting, reporting and taxation matters and corporate merger and acquisition transactions. Mr. Ewing’s financial certifications and education, along with his current and past experiences, makes him uniquely qualified to Chair the Audit Committee the Company.

Mark Greenberg

Mr. Greenberg is Managing Partner and Founder of Silverstone Capital Advisors and brings more than thirty years of senior executive operating and transaction expertise and experience. He has been a senior executive and operating president of units in Fortune 500 companies and a CEO and Chairman of middle market and high growth, venture capital-backed companies, as well as an investment banker and restructuring and financial advisor serving middle market and financial institution clients nationwide. As a principal investor, advisor, investment banker and transaction team member. Mr. Greenberg has participated in more than 150 M&A and capital sourcing transactions. These have included transactions involving units of Fortune 1000 companies, middle market companies and high growth venture funded businesses.

Dr. Kevin A. Carter

Dr. Carter has 10 years of medical director experience, serving several different hospital organizations. In addition to his medical oversight duties, he was responsible for overseeing financial operations. He is responsible for the construction of a new, state of the art sleep disorder center at Martin Army Community Hospital. He developed a model for improving access to care while reducing costs, and subsequently this model has been used by other medical facilities throughout the Department of Defense. His immediate success was recognized by the Surgeon General and he was awarded the Army Commendation Medal for his accomplishments. Dr. Carter currently serves as a director for Providence Medical Group, an independent multispecialty medical group, and serves on the Compensation and Retirement committees, where he is responsible for developing strategies for the Group’s ongoing direction and ensuring its continued financial success. Dr. Carter also currently serves as medical director for two Kettering Health Network sleep disorder centers, Main campus and Englewood centers, and also serves as Chair of the Sleep council for the Network.

External Auditor Matters

Since the commencement of the Company’s most recently completed financial year, the Company’s directors have not failed to adopt a recommendation of the Audit Committee to nominate or compensate an external auditor and the Company has not relied on the exemptions contained in sections 2.4 or 8 of NI 52-110. Section 2.4 provides an exemption from the requirement that the Audit Committee must pre-approve all non-audit services to be provided by the auditor, where the total amount of fees related to the non-audit services are not expected to exceed 5% of the total fees payable to the auditor in the financial year in which the non-audit services were provided. Part 8 permits a company to apply to a securities regulatory authority for an exemption from the requirements of NI 52-110, in whole or in part. The Audit Committee has not adopted specific policies and procedures for the engagement of non-audit services. Subject to the requirements of NI 52-110, the engagement of non-audit services is considered by the Company’s directors and, where applicable, the Audit Committee, on a case-by-case basis.

The following table sets forth, by category, the fees for all services rendered by the Company’s current external auditor, MNP LLP, for the financial years ended September 30, 2021 and September 30, 2020 (including estimates expressed in Canadian dollars).

Fees	Financial Year Ending September 30, 2021	Financial Year Ending September 30, 2020
Audit Fees	$459,000	$216,500
Audit Related Fees	$216,500	$107,000
Tax Fees	Nil	Nil
All Other Fees	Nil	Nil

In the above table, “Audit fees” are fees billed by the Company’s external auditor for services provided in auditing the Company’s annual financial statements for the subject year. “Audit-related fees” are fees not included in audit fees that are billed by the auditor for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements. “Tax fees” are fees billed by the auditor for professional services rendered for tax compliance, tax advice and tax planning. “All other fees” are fees billed by the auditor for products and services not included in the foregoing categories.

ADDITIONAL INFORMATION

Additional information about the Company may be found on SEDAR at www.sedar.com. Additional financial information is provided in the Company’s audited financial statements for the period ended September 30, 2021 and the accompanying MD&A. Information about remuneration and indebtedness of directors and officers of the Company, principal holders of the Common Shares and securities authorized for issuance under security based compensation of the Company, will be contained in the Company’s information circular for its upcoming annual meeting of security holders that will involve the election of directors.

For copies of the financial statements of the Company and accompanying MD&A and the information circular and proxy statement and additional copies of the AIF (in certain circumstances reasonable fees may apply), please contact: Chief Financial Officer, Quipt Home Medical Corp.; Telephone: (859) 878-2220; Email: investorinfo@myphm.com. Additional information relating to the Company may be found on SEDAR at www.sedar.com.

Schedule ”A”
Audit Committee Charter

QUIPT HOME MEDICAL CORP.
(THE “COMPANY”)
CHARTER OF THE AUDIT COMMITTEe

1.	PURPOSE AND PRIMARY RESPONSIBILITY

1.1.	This charter sets out the Audit Committee’s purpose, composition, member qualification, member appointment and removal, responsibilities, operations, manner of reporting to the Board of Directors (the "Board") of the Company, annual evaluation and compliance with this charter.

1.2.	The primary responsibility of the Audit Committee is that of oversight of the financial reporting process on behalf of the Board. This includes oversight responsibility for financial reporting and continuous disclosure, oversight of external audit activities, oversight of financial risk and financial management control, and oversight responsibility for compliance with tax and securities laws and regulations as well as whistle blowing procedures. The Audit Committee is also responsible for the other matters as set out in this charter and/or such other matters as may be directed by the Board from time to time. The Audit Committee should exercise continuous oversight of developments in these areas.

2.	MEMBERSHIP

2.1.	Subject to certain exemptions set out in National Instrument 52-110 – Audit Committees ("NI 52-110"), none of the members of the Audit Committee may be executive officers, employees or control persons of the Company or of an affiliate of the Company, as defined in NI 52-110.

2.2.	The Audit Committee will consist of at least three members, all of whom must be directors of the Company. Subject to certain exemptions set out in NI 52-110, each member of the Audit Committee will also satisfy the financial literacy requirements of NI 52-110.

2.3.	The members of the Audit Committee will be appointed annually (and from time to time thereafter to fill vacancies on the Audit Committee) by the Board. An Audit Committee member may be removed or replaced at any time at the discretion of the Board and will cease to be a member of the Audit Committee on ceasing to be an independent director.

2.4.	The Chair of the Audit Committee will be appointed by the Board.

3.	AUTHORITY

3.1.	In addition to all authority required to carry out the duties and responsibilities included in this charter, the Audit Committee has specific authority to:

(a)	engage, set and pay the compensation for independent counsel and other advisors as it determines necessary to carry out its duties and responsibilities, and any such consultants or professional advisors so retained by the Audit Committee will report directly to the Audit Committee;

(b)	communicate directly with management and any internal auditor, and with the external auditor without management involvement; and

(c)	incur ordinary administrative expenses that are necessary or appropriate in carrying out its duties, which expenses will be paid for by the Company.

4.	DUTIES AND RESPONSIBILITIES

4.1.	The duties and responsibilities of the Audit Committee include:

(a)	recommending to the Board the external auditor to be nominated by the Board;

(b)	recommending to the Board the compensation of the external auditor to be paid by the Company in connection with (i) preparing and issuing the audit report on the Company’s financial statements, and (ii) performing other audit, review or attestation services;

(c)	reviewing the external auditor’s annual audit plan, fee schedule and any related services proposals (including meeting with the external auditor to discuss any deviations from or changes to the original audit plan, as well as to ensure that no management restrictions have been placed on the scope and extent of the audit examinations by the external auditor or the reporting of their findings to the Audit Committee);

(d)	overseeing the work of the external auditor;

(e)	ensuring that the external auditor is independent by receiving a report annually from the external auditors with respect to their independence, such report to include disclosure of all engagements (and fees related thereto) for non-audit services provided to Company;

(f)	ensuring that the external auditor is in good standing with the Canadian Public Accountability Board by receiving, at least annually, a report by the external auditor on the audit firm’s internal quality control processes and procedures, such report to include any material issues raised by the most recent internal quality control review, or peer review, of the firm, or any governmental or professional authorities of the firm within the preceding five years, and any steps taken to deal with such issues;

(g)	ensuring that the external auditor meets the rotation requirements for partners and staff assigned to the Company’s annual audit by receiving a report annually from the external auditors setting out the status of each professional with respect to the appropriate regulatory rotation requirements and plans to transition new partners and staff onto the audit engagement as various audit team members’ rotation periods expire;

(h)	reviewing and discussing with management and the external auditor the annual audited and quarterly unaudited financial statements and related Management Discussion and Analysis ("MD&A"), including the appropriateness of the Company’s accounting policies, disclosures (including material transactions with related parties), reserves, key estimates and judgements (including changes or variations thereto) and obtaining reasonable assurance that the financial statements are presented fairly in accordance with IFRS and the MD&A is in compliance with appropriate regulatory requirements;

(i)	reviewing and discussing with management and the external auditor major issues regarding accounting principles and financial statement presentation including any significant changes in the selection or application of accounting principles to be observed in the preparation of the financial statements of the Company and its subsidiaries;

(j)	reviewing and discussing with management and the external auditor the external auditor’s written communications to the Audit Committee in accordance with generally accepted auditing standards and other applicable regulatory requirements arising from the annual audit and quarterly review engagements;

(k)	reviewing and discussing with management and the external auditor all earnings press releases, as well as financial information and earnings guidance provided to analysts and rating agencies prior to such information being disclosed;

(l)	reviewing the external auditor’s report to the shareholders on the Company’s annual financial statements;

(m)	reporting on and recommending to the Board the approval of the annual financial statements and the external auditor’s report on those financial statements, the quarterly unaudited financial statements, and the related MD&A and press releases for such financial statements, prior to the dissemination of these documents to shareholders, regulators, analysts and the public;

(n)	satisfying itself on a regular basis through reports from management and related reports, if any, from the external auditors, that adequate procedures are in place for the review of the Company’s disclosure of financial information extracted or derived from the Company’s financial statements that such information is fairly presented;

(o)	overseeing the adequacy of the Company’s system of internal accounting controls and obtaining from management and the external auditor summaries and recommendations for improvement of such internal controls and processes, together with reviewing management’s remediation of identified weaknesses;

(p)	reviewing with management and the external auditors the integrity of disclosure controls and internal controls over financial reporting;

(q)	reviewing and monitoring the processes in place to identify and manage the principal risks that could impact the financial reporting of the Company and assessing, as part of its internal controls responsibility, the effectiveness of the over-all process for identifying principal business risks and report thereon to the Board;

(r)	satisfying itself that management has developed and implemented a system to ensure that the Company meets its continuous disclosure obligations through the receipt of regular reports from management and the Company’s legal advisors on the functioning of the disclosure compliance system, (including any significant instances of non- compliance with such system) in order to satisfy itself that such system may be reasonably relied upon;

(s)	resolving disputes between management and the external auditor regarding financial reporting;

(t)	establishing procedures for:

(u)	the receipt, retention and treatment of complaints received by the Company from employees and others regarding accounting, internal accounting controls or auditing matters and questionable practises relating thereto, and

(v)	the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters;

(w)	reviewing and approving the Company’s hiring policies with respect to partners or employees (or former partners or employees) of either a former or the present external auditor;

(x)	pre-approving all non-audit services to be provided to the Company or any subsidiaries by the Company’s external auditor;

(y)	overseeing compliance with regulatory authority requirements for disclosure of external auditor services and Audit Committee activities;

(z)	establishing procedures for:

(i)	reviewing the adequacy of the Company’s insurance coverage, including the Directors’ and Officers’ insurance coverage;

(ii)	reviewing activities, organizational structure, and qualifications of the Chief Financial Officer ("CFO") and the staff in the financial reporting area and ensuring that matters related to succession planning within the Company are raised for consideration at the Board;

(iii)	obtaining reasonable assurance as to the integrity of the Chief Executive Officer ("CEO") and other senior management and that the CEO and other senior management strive to create a culture of integrity throughout the Company;

(iv)	reviewing fraud prevention policies and programs, and monitoring their implementation;

(v)	reviewing regular reports from management and others (e.g., external auditors, legal counsel) with respect to the Company’s compliance with laws and regulations having a material impact on the financial statements including:

A)	tax and financial reporting laws and regulations;

B)	legal withholding requirements;

C)	environmental protection laws and regulations;

D)	other laws and regulations which expose directors to liability; and

4.2.	A regular part of Audit Committee meetings involves the appropriate orientation of new members as well as the continuous education of all members. Items to be discussed include specific business issues as well as new accounting and securities legislation that may impact the organization. The Chair of the Audit Committee will regularly canvass the Audit Committee members for continuous education needs and in conjunction with the Board education program, arrange for such education to be provided to the Audit Committee on a timely basis.

4.3.	On an annual basis the Audit Committee shall review and assess the adequacy of this charter taking into account all applicable legislative and regulatory requirements as well as any best practice guidelines recommended by regulators or stock exchanges with whom the Company has a reporting relationship and, if appropriate, recommend changes to the Audit Committee charter to the Board for its approval.

5.	MEETINGS

5.1.	The quorum for a meeting of the Audit Committee is a majority of the members of the Audit Committee.

5.2.	The Chair of the Audit Committee shall be responsible for leadership of the Audit Committee, including scheduling and presiding over meetings, preparing agendas, overseeing the preparation of briefing documents to circulate during the meetings as well as pre-meeting materials, and making regular reports to the Board. The Chair of the Audit Committee will also maintain regular liaison with the CEO, CFO, and the lead external audit partner.

5.3.	The Audit Committee will meet in camera separately with each of the CEO and the CFO of the Company at least annually to review the financial affairs of the Company.

5.4.	The Audit Committee will meet with the external auditor of the Company in camera at least once each year, at such time(s) as it deems appropriate, to review the external auditor’s examination and report.

5.5.	The external auditor must be given reasonable notice of, and has the right to appear before and to be heard at, each meeting of the Audit Committee.

5.6.	Each of the Chair of the Audit Committee, members of the Audit Committee, Chair of the Board, external auditor, CEO, CFO or secretary shall be entitled to request that the Chair of the Audit Committee call a meeting which shall be held within 48 hours of receipt of such request to consider any matter that such individual believes should be brought to the attention of the Board or the shareholders.

6.	REPORTS

6.1.	The Audit Committee will report, at least annually, to the Board regarding the Audit Committee’s examinations and recommendations.

6.2.	The Audit Committee will report its activities to the Board to be incorporated as a part of the minutes of the Board meeting at which those activities are reported.

7.	MINUTES

7.1.	The Audit Committee will maintain written minutes of its meetings, which minutes will be filed with the minutes of the meetings of the Board.

8.	ANNUAL PERFORMANCE EVALUATION

The Board will conduct an annual performance evaluation of the Audit Committee, taking into account the charter, to determine the effectiveness of the Committee.